NOTICE OF 2015 ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS OF
SIERRA WIRELESS, INC.
TO BE HELD ON MAY 21, 2015

MANAGEMENT INFORMATION CIRCULAR

DATED April 16, 2015

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

Notice is hereby given that the annual general and special meeting (the “Meeting”) of holders of common shares (“Shareholders”) of Sierra Wireless, Inc. (the “Corporation”) will be held at the Corporation’s head office at 13811 Wireless Way, Richmond, British Columbia, Canada, on Thursday, May 21, 2015 at 3:00 p.m., Pacific Time, for the following purposes:

1.	to receive the consolidated financial statements for the year ended December 31, 2014, and the auditors’ report thereon;

2.	to appoint KPMG LLP, Chartered Accountants, as auditors of the Corporation and to authorize the directors to fix the auditors' remuneration;

3.	to elect directors for the ensuing year;

4.	to consider and, if deemed advisable, pass an ordinary resolution authorizing and approving the continuation and the amendment and restatement of the Corporation’s shareholder rights plan;

5.
to consider and, if deemed advisable, pass an ordinary resolution to approve certain amendments to the Corporation’s 2011 Treasury Based Restricted Share Unit Plan and to approve all unallocated entitlements under the 2011 Treasury Based Restricted Share Unit Plan; and

6.	to transact such other business as may be properly brought before the Meeting.

The specific details of the foregoing matters to be put before the Meeting are set forth in the Management Information Circular accompanying this Notice.

Only Shareholders of record at the close of business on April 15, 2015 are entitled to receive notice of the Meeting and to vote at the Meeting.

To ensure your representation at the Meeting, return the enclosed proxy, whether or not you plan to personally attend.  Sending your proxy will not prevent you from voting in person at the Meeting.  All proxies completed by registered Shareholders must be returned to the Corporation:

•
by delivering the proxy to the Corporation’s transfer agent, Computershare Investor Services Inc. at its office at 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1, for receipt not later than Tuesday, May 19, 2015, at 3:00 p.m. (Pacific Time);

•	by fax to the Toronto office of Computershare Investor Services Inc., Attention: Proxy Tabulation at 416-263-9524 or 1-866-249-7775 not later than Tuesday, May 19, 2015 at 3:00 p.m. (Pacific Time); or

•	by telephone or internet, as instructed in the enclosed form of proxy, not later than Tuesday, May 19, 2015 at 3:00 p.m. (Pacific Time).

Non-registered Shareholders whose shares are registered in the name of an intermediary should carefully follow voting instructions provided by the intermediary.  More detailed description on returning proxies by non-registered Shareholders can be found on page 2 of the Management Information Circular accompanying this Notice.

DATED at Richmond, British Columbia, this 16th day of April, 2015.
By Order of the Board of Directors

“David G. McLennan”
David G. McLennan
Chief Financial Officer and Secretary

April 16, 2015

Dear Shareholder:

On behalf of the Board of Directors and Management of Sierra Wireless, Inc. (the “Corporation”), we cordially invite you to attend the annual general and special meeting of the holders of common shares of the Corporation to be held at our Richmond, British Columbia headquarters located at 13811 Wireless Way, Richmond, British Columbia on Thursday, May 21, 2015 at 3:00 p.m. Pacific Time.

This management information circular (the “Information Circular”) contains a description of business that will be conducted at the meeting, along with materials highlighting our activities and performance during the year.

Your participation in the affairs of the Corporation is important to us.  Should you be unable to attend the meeting, there are instructions included within the Information Circular describing the process for providing your voting instructions to ensure that your voice is heard.  The proxy voting instructions can be found on page 1 of this Information Circular.

We look forward to seeing you at the meeting.

Sincerely,

“Jason W. Cohenour”	“Charles E. Levine”
Jason W. Cohenour	Charles E. Levine
President and Chief Executive Officer	Chair of the Board

MANAGEMENT INFORMATION CIRCULAR

MANAGEMENT INFORMATION CIRCULAR

As at April 16, 2015

GENERAL PROXY INFORMATION

Solicitation of Proxies

This management information circular (the “Information Circular”) is provided in connection with the solicitation of proxies by management of the Corporation for use at the annual general and special meeting of its shareholders (the “Meeting”).  While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone by the directors and regular employees of the Corporation.  All costs of solicitation will be borne by the Corporation.

The Meeting will be held on Thursday, May 21, 2015 at 3:00pm (Pacific Time) at 13811 Wireless Way, Richmond, British Columbia for the purposes set forth in the accompanying Notice of Meeting.  The information contained herein is given as at April 16, 2015 except as otherwise indicated.

In this document, “you” and “your” refer to the shareholders of, and “Sierra Wireless”, the “Corporation”, “we”, “us” or “our” refer to Sierra Wireless, Inc.

Appointment of Proxyholder

The individuals named in the accompanying form of proxy are the Chief Executive Officer (or “CEO”) and Chief Financial Officer (or “CFO”) of the Corporation.  A shareholder may appoint some other person or company (who need not be a shareholder) to attend and act on the shareholder’s behalf at the Meeting.  To exercise this right, the shareholder may either insert the name of such other person or company in the blank space provided in the form of proxy or complete and submit another form of proxy.

A person or company whose name appears on the books and records of the Corporation is a registered shareholder.  A non-registered shareholder is a beneficial owner of common shares of the Corporation (“Common Shares”) whose Common Shares are registered in the name of an intermediary (such as a bank, trust company, securities dealer or broker, or a clearing agency in which an intermediary participates).

Notice to United States Shareholders

The solicitation of proxies by the Corporation is not subject to the requirements of Section 14(a) of the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), by virtue of an exemption applicable to proxy solicitations by “foreign private issuers” as defined in Rule 3b-4 under the U.S. Exchange Act. Accordingly, this Information Circular has been prepared in accordance with the applicable disclosure requirements in Canada.  Residents of the United States should be aware that such requirements are different than those of the United States applicable to proxy statements under the U.S. Exchange Act.

Registered Shareholders

A registered shareholder can vote Common Shares owned by it at the Meeting either in person or by proxy.  A registered shareholder who wishes to vote in person at the Meeting need not complete or return the form of proxy included with this Information Circular, as those registered shareholders choosing to attend the Meeting may have their votes taken and counted at the Meeting.  However, to ensure your representation at the Meeting we encourage you to return the enclosed proxy, whether or not you plan to personally attend.  Sending your proxy will not prevent you from voting in person at the Meeting.

A registered shareholder who chooses to vote by proxy can do so using several methods in addition to mailing the enclosed form of proxy.  All proxies completed by registered shareholders must be returned to the Corporation:

•
by delivering the proxy to the Corporation’s transfer agent, Computershare Investor Services Inc. ("Computershare") at its office at 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1, for receipt not later than Tuesday, May 19, 2015, at 3:00 p.m. (Pacific Time);

•	by fax to the Toronto office of Computershare, Attention: Proxy Tabulation at 416-263-9524 or 1-866-249-7775 not later than Tuesday, May 19, 2015, at 3:00 p.m. (Pacific Time); or

•	by telephone or internet, as instructed in the enclosed form of proxy, not later than Tuesday, May 19, 2015, at 3:00 p.m. (Pacific Time).

Please review the enclosed form of proxy carefully for additional information and resources for assistance.  To be effective, a proxy form must be received by Computershare no later than 3:00 p.m. (Pacific Time) two days (excluding Saturdays, Sundays, and statutory holidays) preceding the Meeting or any adjournment of the Meeting.

The Common Shares represented by such shareholder’s proxy will be voted or withheld from voting in accordance with the instructions indicated by the shareholder on the form of proxy or alternative method of voting on any ballot that may be called for.

Non-Registered Shareholders

We have distributed copies of this Information Circular to intermediaries for distribution to non-registered shareholders.  Unless a non-registered shareholder has waived its rights to receive these materials, an intermediary is required to deliver them to the non-registered shareholder and to seek instructions on how to vote the Common Shares beneficially owned by the non-registered shareholder.  In many cases, intermediaries will have used a service company to forward these Meeting materials to non-registered shareholders.

Non-registered shareholders who receive these Meeting materials will typically be given the ability to provide voting instructions in one of two ways.

Usually a non-registered shareholder will be given a voting instruction form, which must be completed and signed by the non-registered shareholder in accordance with the instructions provided by the intermediary.  In this case, a non-registered shareholder cannot use the mechanisms described above for registered shareholders and must follow the instructions provided by their intermediary (which in some cases may allow the completion of the voting instruction form by telephone or the Internet).

Occasionally, however, a non-registered shareholder may be given a proxy that has already been signed by the intermediary.  This form of proxy is restricted to the number of Common Shares beneficially owned by the non-registered shareholder but is otherwise not completed.  This form of proxy does not need to be signed by the non-registered shareholder.  In this case, the non-registered shareholder can complete the proxy and vote by mail or facsimile only, as described above for registered shareholders.

These procedures are designed to enable non-registered shareholders to direct the voting of their Common Shares.  Any non-registered shareholder receiving either a form of proxy or a voting instruction form who wishes to attend and vote at the Meeting in person (or have another person attend and vote on their behalf), should strike out the names of the persons identified in the form of proxy as the proxy holder and insert the non-registered shareholder’s (or such other person’s) name in the blank space provided or, in the case of a voting instruction form, should follow the corresponding instructions provided by the intermediary.  In either case, the non-registered shareholder should carefully follow the instructions provided by the intermediary.

Revocability of Proxies

A shareholder may revoke a proxy by delivering an instrument in writing executed by the shareholder or the shareholder’s attorney authorized in writing or, where the shareholder is a corporation, by a duly authorized officer or attorney for the corporation, either to the registered office of the Corporation at Suite 2600, Three Bentall Centre, 595 Burrard Street, P.O. Box 49314, Vancouver, British Columbia, V7X 1L3, at any time up to 3:00 p.m. (Pacific Time) two days (excluding Saturdays, Sundays, and statutory holidays) preceding the Meeting, or if adjourned, any reconvening thereof, or to the Chair of the Meeting on the day of the Meeting before any vote in respect of which the proxy is to be used shall have been taken or in any other manner provided by law.

A revocation does not affect any matter on which a vote has been taken prior to the revocation.  A shareholder of the Corporation may also revoke a proxy by signing a form of proxy bearing a later date and returning such proxy and delivering it to Computershare as aforesaid at any time up to 3:00 p.m. (Pacific Time) two days (excluding Saturdays, Sundays, and statutory holidays) preceding the Meeting or any adjournment thereof.

A person duly appointed under a form of proxy will be entitled to vote the Common Shares represented thereby only if the form of proxy is properly completed and delivered in accordance with the requirements set out above and such proxy has not been revoked.

Voting of Proxies and Discretionary Authority

Unless specifically directed in the form of proxy to withhold the Common Shares represented by the form of proxy from a ballot or show of hands, the proxies named in the accompanying form of proxy shall vote the Common Shares represented by the form of proxy on each ballot or show of hands.  Where a choice with respect to any matter to be acted upon has been specified in the form of proxy, the Common Shares will be voted in accordance with the specifications so made.

In the absence of any instructions on the proxy or if such instructions are unclear, Common Shares represented by the form of proxy will be voted IN FAVOUR of each matter identified on the form of proxy, in each case as more particularly described elsewhere in this Information Circular.

The enclosed form of proxy when properly completed and delivered and not revoked confers discretionary authority upon the person appointed proxy thereunder to vote with respect to amendments or variations of matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the Meeting.  In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the Meeting or any further or other matter of business is properly brought before the Meeting, it is the intention of the persons designated in the enclosed form of proxy to vote in accordance with their best judgement on such matter of business.  At the time of the printing of this Information Circular, management knows of no such amendment, variation or other matter which may be presented at the Meeting.

Interest of Certain Persons in Matters to be Acted Upon

Other than as disclosed in this Information Circular, no director or executive officer of the Corporation, past, present or nominated, or any associate or affiliate of such persons, or any person on behalf of whom this solicitation is made, has any interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting other than the election of directors, except to the extent that such persons may be directly involved in the normal business of the Meeting or the general affairs of the Corporation.

Interests of Informed Persons in Material Transactions

Other than as disclosed in this Information Circular, no informed person of the Corporation (as that term is defined in National Instrument 51-102 — Continuous Disclosure Obligations), proposed nominee for election as a director, or any associate or affiliate of the foregoing, had any material interest, direct or indirect, in any transaction since the commencement of the Corporation's most recently completed financial year or has any material interest, direct or indirect, in any proposed transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries.

Voting Securities and Principal Holders Thereof

The Corporation is authorized to issue an unlimited number of Common Shares of which, as of the date of this Information Circular, 32,133,385 Common Shares are issued and outstanding as fully paid and non-assessable shares.  The holders of Common Shares are entitled to one vote for each Common Share held.  The Corporation is also authorized to issue an unlimited number of preference shares, issuable in series, of which none are issued and outstanding.

Any shareholder of record at the close of business on April 15, 2015 (the “Record Date”) who either personally attends the Meeting or who has completed and delivered a form of proxy in the manner and subject to the provisions described above shall be entitled to vote or have his Common Shares voted at the Meeting.

To the knowledge of the directors and executive officers of the Corporation, as at the date hereof, no person or company beneficially owns or controls or directs, directly or indirectly, 10% or more of the voting rights attached to the outstanding Common Shares.

BUSINESS OF THE MEETING

Receipt of Financial Statements

The consolidated financial statements for the year ended December 31, 2014, including the auditors’ report thereon, are available on SEDAR at sedar.com or on the Corporation’s website at sierrawireless.com/aboutus/investorinformation/annualreportsfilings/.  Copies of such statements will also be available at the Meeting.

Appointment of Auditors

At the Meeting, shareholders will be asked to vote on the re-appointment of KPMG LLP, Chartered Accountants, as auditors of the Corporation until the close of the next annual meeting of shareholders and to authorize the Audit Committee to determine their remuneration.  Proxyholders named in the accompanying form of proxy intend to vote for the re-appointment of KPMG LLP.  KPMG LLP has been the auditor of the Corporation since the fiscal year ended December 31, 1997.

For the fiscal years ended December 31, 2014 and 2013 the Corporation paid KPMG LLP fees as follows:

(in United States dollars)	2014	2013
Audit fees	$988,468	$1,264,149
Tax fees	12,780	—
Audit-related fees	1,834	9,443

Audit fees for 2014 and 2013 include fees related to the audit of our year-end financial statements, audit of our internal control over financial reporting, review of our interim financial statements and services that are normally provided by our auditors in connection with statutory and regulatory filings or engagements for such year.  Tax fees for 2014 were primarily for general tax consultation. No tax fees were billed by our auditors in 2013. Audit-related fees for 2014 and 2013 consisted of fees for assurance and related services.

Election of Directors

The restated articles of incorporation of the Corporation provide that our Board of Directors (the “Board”) shall consist of a minimum of one director and a maximum of nine directors.  The term of office of each of the present directors expires at the Meeting.  The Board presently consists of seven directors and it is intended that seven directors be elected for the ensuing year.

Each director elected will hold office until the next annual meeting of shareholders of the Corporation or until his or her successor is elected or appointed, unless his or her office is earlier vacated, in accordance with the By-laws of the Corporation or with the provisions of the Canada Business Corporations Act (“CBCA”).

Majority Voting and Advance Notice Nominations
The Board has adopted a majority voting policy pursuant to which, in uncontested elections of directors, only director nominees receiving more votes “for” than “withhold” will be elected to the Board. Those director nominees receiving more “withhold” votes than “for” votes will be required to tender their resignation to the Board and the Board will be required to accept or reject such resignation within 90 days.
In addition, in order to ensure that all shareholders have sufficient time and information to properly review all director nominees, the Board approved an amendment to its by-laws in April 2014 to provide for an advance notice requirement for nominations of directors by shareholders, which amendment was ratified by shareholders at the annual and special meeting held on May 22, 2014. As at the date of this Circular, the Corporation has not received notice of any director nominations in accordance with the terms of the Corporation's by-laws.
For further information, please refer to “Corporate Governance Disclosure - Board of Directors - Majority Voting and Advance Notice Nominations”.
The persons named below will be presented for election at the Meeting as management’s nominees for the Board, and the proxyholders named in the accompanying form of proxy intend to vote for the election of these nominees.  All of the nominees presented for election as directors are currently directors of the Corporation.  All persons nominated were recommended to the Board by the Governance and Nominating Committee.  The persons nominated are, in the opinion of the Board, well qualified to act as directors and all have confirmed their willingness to serve.  Management does not contemplate presenting for election any person other than these nominees but, if for any reason management does present another nominee for election, the proxyholders named in the accompanying form of proxy reserve the right to vote for such other nominee in their discretion unless the shareholder has specified otherwise in the form of proxy.

Director Nominees

The following pages set out detailed information on director nominees including:
•place of residence;
•year first elected or appointed as a director;
•age, principal occupation at present and within the preceding five years and whether independent;
•other principal directorships held in the past five years;
•committee memberships and meeting attendance; and

•	securities held including the number of Common Shares beneficially owned by each director nominee or over which each exercises control or direction, directly or indirectly.

JASON W. COHENOUR
Blaine, Washington, U.S.A.
Director since 2005
Age 53

Mr. Cohenour was appointed the Corporation’s President and Chief Executive Officer in October 2005.

Board and Committee Memberships	Meeting Attendance		Public Board Memberships
Board of Directors	7/7	100%	Ikanos Communications, Inc. - NASDAQ
Securities held as at fiscal year end
Common Shares	Options		Restricted Share Units ("RSUs")
286,772	159,371		219,880

GREGORY D. AASEN
West Vancouver, British Columbia, Canada
Director since 1997
Age 59

Mr. Aasen is an independent outside director. He is a retired executive.

Board and Committee Memberships	Meeting Attendance		Public Board Memberships
Board of Directors	7/7	100%	None
Human Resources Committee	8/8	100%
Securities held as at fiscal year end
Common Shares	Options		Restricted Share Units ("RSUs")
14,870	9,623		12,935

ROBIN A. ABRAMS
Los Altos, California, U.S.A.
Director since 2010
Age 63

Ms. Abrams is an independent outside director. She is a retired executive.

Board and Committee Memberships	Meeting Attendance		Public Board Memberships
Board of Directors	7/7	100%
HCL Technologies - Bombay Stock Exchange (“BSE”) and National Stock Exchange of India (“NSE”) (Audit and Compensation Committees)
Lattice Semiconductor - NASDAQ (Audit, Nominating and Corporate Governance Committees)
FactSet Research Systems Inc. - NASDAQ (Audit, Nominating and Governance Committees)

Audit Committee	8/8	100%
Securities held as at fiscal year end
Common Shares	Options		Restricted Share Units ("RSUs")
3,348	14,511		9,549

PAUL G. CATAFORD
Calgary, Alberta, Canada
Director since 1998
Age 51

Mr. Cataford is an independent outside director.  He currently serves as the President and Chief Executive Officer of Zephyr Sleep Technologies, a developer and manufacturer of sleep-related medical devices, an office he has held since April 2010.

Board and Committee Memberships	Meeting Attendance		Public Board Memberships
Board of Directors	7/7	100%	Hemisphere GPS, Inc. (formerly CSI Wireless Inc.) - Toronto Stock Exchange (“TSX”) (Audit and Governance and Nominating Committees)
Audit Committee	8/8	100%
Governance and Nominating Committee	4/4	100%
Securities held as at fiscal year end
Common Shares	Options		Restricted Share Units ("RSUs")
6,568	9,754		10,436

CHARLES E. LEVINE
Glen Ellen, California, U.S.A
Director since 2003
Age 62

Mr. Levine is an independent outside director and is the Chairman of the Board. He is a retired executive.

Board and Committee Memberships	Meeting Attendance		Public Board Memberships
Board of Directors	7/7	100%	None
Audit Committee	8/8	100%
Governance and Nominating Committee	4/4	100%
Human Resources Committee	8/8	100%
Securities held as at fiscal year end
Common Shares	Options		Restricted Share Units ("RSUs")
28,854	22,389		10,436

THOMAS SIEBER
Zurich, Switzerland
Director since 2014
Age 53

Mr. Sieber is an independent outside director. He currently serves as the Chairman of the Board of Orange Switzerland, a mobile telecommunications network operator, a position he has held since 2012, and as Chairman of Limmex AG, a Swiss company active in the field of security services.

Board and Committee Memberships	Meeting Attendance		Public Board Memberships
Board of Directors	6/7	86%	RTX A/S - NASDAQ OMX Copenhagen
Audit Committee	8/8	100%
Securities held as at fiscal year end
Common Shares	Options		Restricted Share Units ("RSUs")
Nil	3,529		3,151

KENT P. THEXTON
West Vancouver, British Columbia, Canada
Director since 2005
Age 52

Mr. Thexton is an independent outside director.  He currently serves as Managing Director of OMERS Ventures, the venture capital investment arm of the OMERS Pension Plan where he is responsible for leading investment activities in the North American market focusing on high-growth companies in the technology, media, and telecommunications sectors.

Board and Committee Memberships	Meeting Attendance		Public Board Memberships
Board of Directors	7/7	100%	Redknee Inc. - TSX (Chairman; Compensation and Nomination Committees)
Human Resources Committee	8/8	100%
Securities held as at fiscal year end
Common Shares	Options		Restricted Share Units ("RSUs")
13,914	9,623		12,935

None of the nominees for election as a director is, as at the date of this Information Circular, or has been, within ten years before the date of this Information Circular, a director or executive officer of any company, including the Corporation, that:

(a)
was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation which, in each case, was in effect for a period of more than 30 consecutive days (each, an “order”) that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or was subject to an order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)    while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

In addition, none of the nominees for election as a director has, within the ten years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

No proposed director has been subject to (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a proposed director.

Further Information on Proposed Nominees

For further information relating to the proposed nominees, refer to the section entitled "Directors and Executive Officers" in our Annual Information Form ("AIF") dated February 27, 2015. This information is current as of the date of this Information Circular. The AIF is available on our website at sierrawireless.com/aboutus/investorinformation/annualreportsfilings/ or on SEDAR at sedar.com.

Director Attendance and Meetings Held During the Year Ended December 31, 2014

Board members are expected to attend the Annual Meeting as well as board meetings and meetings of the committees on which they serve. During the year ended December 31, 2014, average attendance of all directors at board and committee meetings was 98.0% and 100%, respectively.

Board and committee meetings held during the year ended December 31, 2014
Board	7
Audit Committee	8
Governance and Nominating Committee	4
Human Resources Committee	8

Committee Memberships and Independence Status of Board Members

As President and Chief Executive Officer, Mr. Cohenour is not independent and is not a member of any board committee. He attends certain committee meetings in his capacity as President and Chief Executive Officer at the invitation of the respective committee chair.

Committees
Directors	Independent	Audit	Governance and Nominating	Human Resources
Gregory D. Aasen	✓	—	—	✓
Robin A. Abrams	✓	Chair	—	—
Paul G. Cataford	✓	✓	Chair	—
Charles E. Levine	✓	✓	✓	✓
Thomas Sieber	✓	✓	—	—
Kent P. Thexton	✓	—	—	Chair
Jason W. Cohenour	✗	—	—	—

Approval of the Corporation's Shareholder Rights Plan

Background
The Corporation and Montreal Trust Company of Canada (now Computershare, as successor to Montreal Trust Company of Canada) (the "Rights Agent") originally entered into an agreement dated April 27, 2000 to implement a shareholder rights plan (the “Original Plan”), which was approved and confirmed by the shareholders of the Corporation at the annual and special meeting of shareholders of the Corporation held on April 27, 2000. The shareholder rights plan was ratified on April 28, 2003 following receipt of shareholder approval at the Corporation’s 2003 annual and special meeting of shareholders, and the continuation and amendment and restatement of the Original Plan was approved by the shareholders at the Corporation’s 2006 annual and special meeting of shareholders held on April 25, 2006. Further continuations and amendment and restatements of the Plan (the “Existing Plan”) were approved by the shareholders at the Corporation’s 2009 annual and special meeting of shareholders held on May 5, 2009, and the 2012 annual and special meeting held on May 24, 2012.
Under the terms of the Existing Plan, the Existing Plan will expire in accordance with its terms upon the termination of the Corporation’s annual and special meeting of shareholders of the Corporation in 2015. The Corporation has reviewed its Existing Plan for conformity with current practices of Canadian issuers with respect to shareholder rights plan design. Based on its review, the Corporation has determined that, since May 2012, when the Existing Plan was last ratified, there have been no changes to those practices. As a result, on April 16, 2015, the Board resolved to continue the Existing Plan, with certain minor administrative amendments as noted below, by approving an amended and restated shareholder rights plan (the “Proposed Plan”) to be dated May 21, 2015, subject to regulatory approval and approval by shareholders and, if applicable, Independent Shareholders (as defined in the Existing Plan) at the Meeting.
The Proposed Plan is identical to the Existing Plan in all material respects. The only amendments to the Existing Plan are administrative in nature and relate to the date of the Amended Plan and the extension of the expiration time to the annual meeting of shareholders to be held in the year 2018.
Plan Objective
The Corporation is a widely-held corporation with no controlling shareholder. When it first proposed the Original Plan to the shareholders of the Corporation at the Corporation’s 2000 annual and special meeting of shareholders, the Board considered various strategies, including approval of a shareholder rights plan, to ensure that, in the context of a bid for control of the Corporation through an acquisition of the Corporation’s Common Shares, shareholders would be positioned to receive full and fair value for their shares. Of particular concern to the Board was the widely held view that Canadian securities legislation provided insufficient time for a corporation to respond to an unsolicited bid for control. An inadequate response time has been identified as an impediment to ensuring that shareholders are offered full and fair value for their shares. Also of concern to the Board was the possibility that, under securities laws, the Corporation’s shareholders could be treated unequally in the context of a bid for control.
Neither the Original Plan nor the Existing Plan was put forth in response to or in anticipation of any pending or threatened take-over bid, nor to deter takeover bids for control of the Corporation generally. As of the date of this Information Circular, the Board is not aware of any third party considering or preparing any proposal to acquire control of the Corporation. Rather, the primary objectives of the Proposed Plan, as with the Original Plan and the Existing Plan, are to give adequate time for shareholders to properly assess a takeover bid without undue pressure, for the Board to consider value-enhancing alternatives and to allow competing bids to emerge. Also, the Proposed Plan is designed to provide shareholders of the Corporation with equal treatment in a bid for control of the Corporation.

In reviewing the Proposed Plan, the Board considered the following concerns inherent in the existing legislative framework governing takeover bids in Canada:
(a)    Time. Current legislation permits a takeover bid to expire in 35 days. The Board is of the view that this is not sufficient time to permit shareholders to consider a takeover bid and to make a reasoned and unhurried decision. The Proposed Plan provides a mechanism whereby the minimum expiry period for a takeover bid must be 60 days after the date of the bid and the bid must remain open for a further period of 10 Business Days after the Offeror publicly announces that the shares deposited or tendered and not withdrawn constitute more than 50% of the Common Shares outstanding held by Independent Shareholders (generally, shareholders other than the Offeror or Acquiring Person, their Associates and Affiliates and Persons acting jointly or in concert with the Offeror or Acquiring Person). The Proposed Plan is intended to provide shareholders with adequate time to properly evaluate the offer and to provide the Board with sufficient time to explore and develop alternatives for maximizing shareholder value. Those alternatives could include, if deemed appropriate by the Board, the identification of other potential bidders, the conducting of an orderly auction or the development of a corporate restructuring alternative which could enhance shareholder value.
(b)    Pressure to Tender. A shareholder may feel compelled to tender to a bid which the shareholder considers to be inadequate out of concern that failing to tender may result in the shareholder being left with illiquid or minority discounted shares in the Corporation. This is particularly so in the case of a partial bid for less than all shares of a class, where the bidder wishes to obtain a control position but does not wish to acquire all of the Common Shares. The Proposed Plan provides a shareholder approval mechanism in the Permitted Bid provision which is intended to ensure that a shareholder can separate the tender decision from the approval or disapproval of a particular takeover bid. By requiring that a bid remain open for acceptance for a further 10 Business Days following public announcement that more than 50% of the Common Shares held by Independent Shareholders have been deposited, a shareholder’s decision to accept a bid is separated from the decision to tender, lessening the undue pressure to tender typically encountered by a shareholder of a corporation that is the subject of a takeover bid.
(c)    Unequal Treatment. While existing securities legislation has substantially addressed many concerns of unequal treatment, there remains the possibility that control of a corporation may be acquired pursuant to a private agreement in which a small group of shareholders dispose of shares at a premium to market price which premium is not shared with other shareholders. In addition, a person may slowly accumulate shares through stock exchange acquisitions which may result, over time, in an acquisition of control without payment of fair value for control or a fair sharing of a control premium among all shareholders. The Proposed Plan addresses these concerns by applying to all acquisitions of greater than 20% of the Common Shares, to better ensure that shareholders receive equal treatment.
General Impact of the Proposed Plan
It is not the intention of the Board, in continuing the Corporation’s shareholder rights plan, to secure the continuance of existing directors or management in office, nor to avoid a bid for control of the Corporation in a transaction that is fair and in the best interests of shareholders of the Corporation. The rights of shareholders under existing laws to seek a change in the management of the Corporation or to influence or promote action of management in a particular manner is not affected by the Proposed Plan.
The Proposed Plan does not preclude any shareholder from utilizing the proxy mechanism of the CBCA to promote a change in the management or direction of the Corporation, and has no effect on the rights of holders of outstanding voting shares of the Corporation to requisition a meeting of shareholders, in accordance with the provisions of applicable corporate and securities legislation, or to enter into agreements with respect to voting their common shares. The definitions of “Acquiring Person” and “Beneficial Ownership” have been developed to minimize concerns that the Proposed Plan may be inadvertently triggered or triggered as a result of an overly-broad aggregating of holdings of institutional shareholders and their clients.

In addition, through the Permitted Bid mechanism, described in more detail in Appendix A, shareholders may tender to a bid which meets the Permitted Bid criteria without triggering the Proposed Plan, regardless of the acceptability of the bid to the Board. Furthermore, even in the context of a bid that does not meet the Permitted Bid criteria, the Board will continue to be bound to consider fully and fairly any bid for the Corporation’s common shares in any exercise of its discretion to waive application of the Proposed Plan or redeem the Rights. In all such circumstances, the Board must act honestly and in good faith with a view to the best interests of the Corporation and its shareholders.
The Proposed Plan will not interfere with the day-to-day operations of the Corporation. The issuance of the Rights does not in any way alter the financial condition of the Corporation, impede its business plans or alter its financial statements. In addition, the Proposed Plan is initially not dilutive and is not expected to have any effect on the trading of common shares. However, if a Flip-In Event occurs and the Rights separate from the common shares, as described in the summary contained in Appendix A, reported earnings per share and reported cash flow per share on a fully-diluted or non-diluted basis may be affected. In addition, holders of Rights not exercising their Rights after a Flip-In Event may suffer substantial dilution.
In summary, the Board believes that the dominant effect of the Proposed Plan will be to enhance shareholder value and ensure equal treatment of all shareholders in the context of an acquisition of control.
A summary of the key features of the Proposed Plan is attached as Appendix A to this Information Circular. Complete copies of the Existing Plan and the proposed final form of the Proposed Plan are available on request from the Corporate Secretary of the Corporation at the address noted on the first page of this Information Circular.
Canadian Federal Income Tax Consequences
Under the provisions of the Income Tax Act (Canada) (the “Tax Act”), the issue of the Rights, described in more detail in Appendix A, can give rise to a taxable benefit which must be included in the income of shareholders. However, no amount must be included in the income of shareholders if the Rights do not have a monetary value at the date of issue. The Corporation considers that the Rights, when issued, will have negligible monetary value, there being only a remote possibility that the Rights will ever be exercised.
Assuming that the Rights have no value, shareholders will not be required to include any amount in income or be subject to withholding tax under the Tax Act as a result of the issuance of the Rights. The Rights will be considered to have been acquired at no cost.
The holders of Rights may have an income inclusion or be subject to tax under the Tax Act if the Rights are exercised or otherwise disposed of.
This statement is of a general nature only and is not intended to constitute nor should it be construed to constitute legal or tax advice to any particular shareholder. Shareholders are advised to consult their own tax advisors regarding the consequences of acquiring, holding, exercising or otherwise disposing of their Rights, taking into account their own particular circumstances and any applicable tax laws.
Eligibility for Investment in Canada
The Rights are qualified investments under the Tax Act for registered retirement savings plans, registered retirement income funds, registered education savings plans, deferred profit savings plans, registered disability savings plans and tax-free savings accounts (“Deferred Plans”) provided that (i) the Common Shares continue to be qualified investments under the Tax Act for such plans and (ii) each person who is an annuitant, a beneficiary, an employer or subscriber, or a holder of, the relevant Deferred Plan deals at arm’s length with the Corporation within the meaning of the Tax Act.

United States Federal Income Tax Consequences
As the Corporation considers that the possibility of the Rights issued under the shareholder rights plan becoming exercisable is both remote and speculative, under a current U.S. Internal Revenue Service ruling, the adoption of the Proposed Plan will not constitute a distribution of stock or property by the Corporation to its shareholders, an exchange of property or stock, or any other event giving rise to the realization of gross income by any shareholder. The holder of Rights may have taxable income if the Rights become exercisable or are exercised or sold. In the event the Rights should become exercisable, shareholders should consult their own tax advisor concerning the consequences of acquiring, holding, exercising or disposing of their Rights.
Approval by Shareholders
Shareholder approval of the Proposed Plan is not required by law but is required by the terms of the Existing Plan and applicable stock exchange rules. The text of the resolution of the shareholders of the Corporation to approve the continued existence of the shareholder rights plan is set forth below:
“BE IT RESOLVED, as an ordinary resolution of the shareholders of Sierra Wireless, Inc. (the “Corporation”), that:

1.
The shareholder rights plan agreement of the Corporation be continued and the Amended and Restated Shareholder Rights Plan Agreement to be made as of May 21, 2015 between the Corporation and Computershare Investor Services Inc. which amends and restates the Amended and Restated Shareholder Rights Plan Agreement dated May 24, 2012 made between the Corporation and Computershare Investor Services Inc. (the “Existing Plan”) and continues the rights issued under the Existing Plan, be and is hereby ratified, confirmed and approved; and

2.
Any director or senior officer of the Corporation be and is hereby authorized, for and on behalf of the Corporation, to do all such things and execute all such documents and instruments as may be necessary or desirable to give effect to this resolution.”

The persons named in the enclosed form of proxy, if named as proxy, intend to vote in favour of the above resolution unless a shareholder has specified in such shareholder’s proxy that such shareholder’s shares are to be voted against such resolution.
The foregoing resolution must be approved by a simple majority of 50% plus one vote of the votes cast by shareholders, as well as by a simple majority of 50% plus one vote of the votes cast by shareholders other than (i) any shareholder that, directly or indirectly, on its own account or in concert with others, holds or exercises control over more than 20% of the outstanding voting securities of the Corporation, if any, and (ii) by the associates, affiliates and insiders of any shareholder referred to in (i).
Recommendation of the Board
The Board has determined that it is in the best interests of the Corporation and the holders of its Common Shares to have a shareholder rights plan in the form of the Proposed Plan. The Board unanimously recommends that the Shareholders vote in favour of the reconfirmation and approval of the Proposed Plan.
The Corporation has been advised that the directors and senior officers of the Corporation intend to vote all Common Shares held by them in favour of the reconfirmation and approval of the Proposed Plan.

Approval of the Amended and Restated 2011 Treasury Based Restricted Share Unit Plan

Background
The Corporation implemented the 2011 Treasury Based Restricted Share Unit Plan (the “Treasury RSU”) to further the growth and profitability of the Corporation by increasing long-term incentives and encouraging Common Share ownership on the part of employees, independent contractors and outside directors of the Corporation and its subsidiaries.
The Treasury RSU is an important component of the Corporation's overall compensation program and allows the Corporation to attract, hire and retain skilled employees in a highly competitive environment. The granting of Treasury RSU units enables our employees to participate in the long-term growth and performance of the company in alignment with shareholder value creation. Our employee base is expected to grow over time as the Corporation expands both organically and through acquisition. The continued availability of the Treasury RSU will allow us to incent and retain our valued employees as they execute on the longer term vision for the Company.
At the Meeting, Shareholders will be asked to approve a resolution to amend and restate the Treasury RSU in the form attached to this Information Circular as Appendix B and to approve all unallocated entitlements under the Treasury RSU, in compliance with TSX rules. The amendment will cause the Treasury RSU to be an evergreen treasury based plan (as further explained below) that will base the number of RSUs that may be outstanding at any time under the Treasury RSU on a percentage of the number of issued and outstanding Common Shares. Currently, 1,000,000 Common Shares may be issued under the Treasury RSU. As of April 16, 2015, this amendment will result in 1,124,668 Common Shares being subject to issuance under the Treasury RSU.
Summary
Administered by a committee appointed by the Board (the “Committee”) or, if no committee is appointed, the Board, the Treasury RSU is intended to permit the grant of restricted share units to eligible participants. The material terms of the Treasury RSU are as follows:

•
employees and independent contractors of the Corporation not working less than 20 hours per week, outside directors, and consultants to the Corporation in respect of whom the Corporation is permitted to grant options are eligible to participate in the Treasury RSU;

•
under the current Treasury RSU, the maximum number of Common Shares reserved and available for issuance from treasury is 1,000,000 Common Shares, which represents 3.1% of the issued and outstanding Common Shares as of April 16, 2015. The Corporation proposes to amend the Treasury RSU so that the maximum number of restricted share units (“RSUs”) which may be outstanding under the Treasury RSU from time to time shall be a variable number equal to three and a half percent (3.5%) of the issued and outstanding Common Shares of the Corporation (on a non-diluted basis) from time to time. This type of plan is sometimes referred to as an evergreen, or rolling, plan. As of April 16, 2015, three and a half percent (3.5%) of the issued and outstanding Common Shares represents 1,124,668 Common Shares, an increase of 124,668 Common Shares over and above the 1,000,000 Common Shares previously reserved and available for issuance under the Treasury RSU. As of April 16, 2015, the Corporation has 585,859 RSUs outstanding, representing 1.8% of the issued and outstanding Common Shares. If the proposed amendments are not approved, the existing Treasury RSU will continue and the Corporation will have approximately 200,000 RSUs available for grant.

•
the number of Common Shares: (i) issuable to insiders of the Corporation together with any Common Shares issuable pursuant to any other security based compensation arrangement as defined in the Treasury RSU, shall not exceed 10% of the issued and outstanding Common Shares, and (ii) issued to insiders of the Corporation, together with any Common Shares issued pursuant to any other security based compensation arrangement, within any one-year period, shall not exceed 10% of the issued and outstanding Common Shares;

•	the number of Common Shares issued to any one person under the Treasury RSU shall not exceed 5% of the issued and outstanding Common Shares;

•
the number of Common Shares issued, together with any Common Shares issued pursuant to any other security based compensation arrangement, to any one insider of the Corporation and such insider’s associates, within a one-year period, shall not exceed 5% of the issued and outstanding Common Shares;

•
the number of Common Shares issued to outside directors of the Corporation, together with any Common Shares issued pursuant to any other security based compensation arrangement, shall not exceed 1% of the issued and outstanding Common Shares and the equity award value of grants of awards to outside directors shall not exceed $100,000 per year per outside director;

•
on the effective date of each restricted share unit approved for issuance, the restricted share unit will be issued for the fair market value thereof, being the closing market price of the Common Shares on the TSX (in respect of Canadian participants) and NASDAQ (in respect of all other participants) on such date;

•	restricted share units will vest (then called vested share units) ⅓ on each anniversary of the effective date of grant up to and including the third anniversary date;

•
vested share units will be settled by the Corporation by issuing Common Shares from treasury or paying cash. Each vested share unit is entitled to one Common Share or cash in lieu, which cash payment shall be determined by multiplying the number of vested RSUs by the fair market value (as that term is defined in the Treasury RSU) on the issue date, less applicable withholding;

•
if a participant’s employment is terminated for or without cause, and subject to the discretion of the Committee and the terms of certain employment agreements, all unvested share units will be cancelled. If a participant’s employment is terminated by reason of death or disability, then the vesting of all outstanding unvested share units shall be accelerated and such units shall become vested share units;

•	restricted share units granted under the Treasury RSU are not transferable or assignable, except to immediate family members or to a corporation of which a participant is the sole shareholder;

•
the Board shall have the power to, without shareholder approval, at any time and from time to time, either prospectively or retrospectively, amend, suspend, or terminate the Treasury RSU, any provisions thereof or any restricted share unit granted under the Treasury RSU, as the Board, in its sole discretion, deems appropriate including, without limiting the generality of the foregoing:

(a)	for the purposes of making formal minor or technical modifications to any of the provisions of the Treasury RSU,

(b)	to correct any ambiguity, defective provision, error or omission in the provisions of the Treasury RSU,

(c)	to change the vesting provisions of restricted share units including, without limitation, any acceleration of vesting provisions; or

(d)	to change the termination provisions of restricted share units or the Treasury RSU which does not entail an extension beyond the original expiry date of the restricted share units;

provided, however that:

(e)	such amendment, suspension or termination is in accordance with applicable laws and the rules of any stock exchange on which the Shares are listed;

(f)
no such amendment, suspension or termination shall be made at any time to the extent such action would materially adversely affect the existing rights of a participant with respect to any then outstanding restricted share unit, as determined by the Board acting in good faith, without his or her consent in writing;

(g)	the Board shall obtain shareholder approval of the following amendments (all section references are to sections in the Treasury RSU):

(i)	to increase the maximum number of Common Shares issuable on the exercise of awards under section 6.1 (other than pursuant to section 10 or section 11);

(ii)	to increase the number of Common Shares issuable to insiders above the restrictions in section 6.2;

(iii)	to extend the expiry date of any outstanding awards;

(iv)	to extend the maximum permitted expiry date under the Treasury RSU beyond five (5) years;

(v)	to cancel and re-issue any awards;

(vi)	to permit share units granted under the Treasury RSU to be transferable or assignable other than for normal estate settlement purposes;

(vii)
to change the definition of participants to permit the introduction or re-introduction of non-employee directors on a discretionary basis or amendments that increase limits previously imposed on outside director participation; and

(viii)	any amendment to Section 12.1(g), which enumerates those amendments to the Treasury RSU which require shareholder approval.

•
there are provisions for adjustment in the number of Common Shares issuable on vesting of RSUs in the event of a share consolidation, split, reclassification or other relevant change in the Corporation’s corporate structure or capitalization.

Approval by Shareholders
Shareholder approval of the Treasury RSU is not required by law but is required by applicable stock exchange rules. The text of the resolution of the shareholders of the Corporation to approve the Treasury RSU and all unallocated entitlements is set forth below:
“BE IT RESOLVED, as an ordinary resolution of the shareholders of Sierra Wireless, Inc. (the “Corporation”), that:

1.	The amendments to the 2011 Treasury Based Restricted Share Unit Plan ("Treasury RSU") shown in Appendix B attached to the Corporation’s 2015 Management Information Circular be and hereby are approved;

2.
The unallocated entitlements under the Treasury RSU are hereby approved and the Corporation will have the ability to issue Restricted Share Units which may be settled in Common Shares from treasury until May 21, 2018; and

3.
Any director or officer of the Corporation is hereby authorized and instructed to make any such changes to the Treasury RSU amendments set forth on Appendix B as such director or officer deems necessary in their discretion to satisfy the intent of the foregoing resolutions.

The persons named in the enclosed form of proxy, if named as proxy, intend to vote in favour of the above resolution unless a shareholder has specified in such shareholder’s proxy that such shareholder’s shares are to be voted against such resolution.
The foregoing resolution must be approved by a simple majority of 50% plus one vote of the votes cast by shareholders.
Recommendation of the Board of Directors
The Board of Directors of the Corporation has unanimously concluded that the amendment of the Treasury RSU is in the best interest of the Corporation and its Shareholders, and recommends that Shareholders vote IN FAVOUR of the resolution to amend the Treasury RSU, which is attached hereto as Appendix B and approve all unallocated entitlements. The Corporation has been advised that the directors and senior officers of the Corporation intend to vote all Common Shares held by them in favour of the amendment of the Treasury RSU.
CORPORATE GOVERNANCE DISCLOSURE

Introduction

We are committed to corporate governance practices that enhance the interest of our shareholders, employees, customers, suppliers and other stakeholders.  Our corporate governance practices provide a solid basis on which we oversee and conduct the operations of our business.  Some of these practices include:

(a) separating the role of the President and Chief Executive Officer from that of the Chair of the Board of Directors;

(b)  conducting in-camera sessions at regularly scheduled meetings of the Board and its committees where Board and committee members meet separately without management present;

(c)   having both the external auditor and the Company’s senior risk management executive report to the Audit Committee; and

(d)  conducting in-camera sessions at each quarterly Audit Committee meeting where committee members meet separately with the external auditor and the senior risk management executive without management present.

At least annually, the Governance and Nominating Committee assesses emerging governance best practices and where appropriate, governance practices are enhanced.

This section discusses our governance approach, policies and practices.  It also describes the role and functioning of the Board and the three standing Board Committees.  Our AIF includes the mandates of the Board and the three standing committees of the Board all of which are incorporated by reference herein. The AIF is available on our website at sierrawireless.com/aboutus/investorinformation/annualreportsfilings/ or on SEDAR at sedar.com.

The Corporation is listed on the TSX and NASDAQ.  As of the date of this Information Circular, the Board believes that the Corporation is in full compliance with all Canadian and US corporate governance regulations, rules and standards that apply to us.  Pursuant to an exemption granted by NASDAQ, we are permitted to follow our home country governance regulations with respect to quorum requirements, rather than those set forth by NASDAQ.

Our corporate governance disclosure obligations are set out in National Instrument 58-101 — Disclosure of Corporate Governance Practices, and National Policy 58-201 — Corporate Governance Guidelines and Multilateral Instrument 52-110 — Audit Committees.  These instruments set out a series of guidelines and requirements for effective corporate governance (collectively, the “Guidelines”). The Guidelines address matters such as the constitution and independence of corporate boards, the functions to be performed by boards and their committees and the effectiveness and education of board members.

Board of Directors

The Board oversees our business and the conduct of business by senior management and acts in accordance with the CBCA, the Restated Articles of Incorporation and By-laws of the Corporation, all other applicable statutory and legal requirements, our policies, the written mandate of the Board and Board committees and our Code of Business Conduct.

The Board presently consists of seven directors.  Current information about each of the seven nominee directors can be found on pages 6 to 8 of this Information Circular.

Independence

Acting on the recommendation of the Governance and Nominating Committee, the Board determines whether or not each director is independent.  Based on information provided by each director, the Board considers all of the relationships each director has with the Corporation in light of the independence standards described in section 1.4 of National Instrument 52-110 — Audit Committees.  The Board has determined that, of our seven current directors, six directors, or 86%, are independent directors under the standards described in section 1.4 of National Instrument 52-110 — Audit Committees.  Jason W. Cohenour is the Corporation’s President and Chief Executive Officer and is not considered to be independent under these rules.  Each of the Audit, Human Resources and Governance and Nominating Committees consist entirely of independent directors.

Independent Chair

We believe that the separation of the position of President and Chief Executive Officer from that of the Chair of the Board enhances the Board’s independence.  For this reason, our Board is led by a non-executive, independent director, Charles Levine, who has been the Chair of the Board since 2007. The Chair of the Board is responsible for the overall leadership and management of the Board.  According to the position description, the key responsibilities of the Chair of the Board include:

•	providing leadership to enhance Board effectiveness;

•	managing the activities of the Board and ensuring coordination among committees of the Board;

•	ensuring that the respective roles of the Board and management are well delineated;

•	acting as a liaison between the Board and management;

•	ensuring that the Board has the information it needs to be effective;

•	ensuring that the Board monitors the achievement of the aims, strategy and policies of the Corporation;

•	representing the Corporation on particular matters identified by the Board or management with stakeholders; and

•	leading by example and setting a high standard of integrity.

Refer to the tables under “Business of the Meeting — Election of Directors - Director Nominees” for information related to director attendance at meetings of the Board and the three standing committees.

It is the practice of the Board for the independent directors to meet without management at many of the regularly scheduled Board and Committee meetings.  For the year ending December 31, 2014, six of the seven Board meetings included time on the agenda for an in-camera meeting of only the independent directors.  During these sessions, the independent directors discussed the business matters of the Corporation including, among other things, business plans, budgets, expenditures, financial performance, opportunities and business execution and implementation by Management.  As Chair of the Board, Mr. Levine communicates with management regarding the discussions of the independent directors where appropriate.

Majority Voting and Advance Notice Nominations
The Board has adopted a Majority Voting Policy stipulating that shareholders shall be entitled to vote in favour of, or withhold from voting for, each individual director nominee at a shareholders’ meeting.  If the number of Common Shares “withheld” for any nominee exceeds the number of Common Shares voted “for” the nominee, then, notwithstanding that such director was duly elected as a matter of corporate law, he or she will tender his or her written resignation to the Chair of the Board.  The Governance and Nominating Committee will consider such offer of resignation and will make a recommendation to the Board concerning the acceptance or rejection of the resignation after considering, among other things, the stated reasons, if any, why certain shareholders “withheld” votes for the director, the qualifications of the director and whether the director’s resignation from the Board would be in the best interests of the Corporation. The Board must take formal action on the Governance and Nominating Committee’s recommendation within 90 days and announce its decision by press release.  The policy does not apply in circumstances involving contested director elections.

In addition to a majority voting policy, the Corporation’s by-laws were amended in 2014 to require that any shareholder seeking to nominate a director at a shareholder meeting must provide advance notice of the individual(s) the shareholder intends to nominate as well as certain other prescribed information. The by-laws provide for a reasonable time frame in which to notify the Corporation of an intention to nominate directors and require a level of disclosure of information concerning proposed nominees that the Board would otherwise have to provide in the case of Board nominees. This procedure affords the Board the opportunity to evaluate the qualifications of all director nominees and their suitability as directors while providing shareholders with adequate notice and information regarding director nominations to be considered at a meeting.
In the case of an annual meeting of shareholders, notice to the Corporation must be received not less than 30 and not more than 65 days prior to the date of such annual meeting of shareholders; provided, however, that if such annual meeting of shareholders is to be held on a date that is fewer than 50 days after the date on which the first public announcement of the date of such annual meeting of shareholders was made (the “Notice Date”), notice must be made not later than the close of business on the 10th day following the Notice Date.
In the case of a special meeting (which is not also an annual meeting) of shareholders called for any purposes which includes the election of directors, notice to the Corporation must be received not later than the close of business on the 15th day following the day on which the first public announcement of the date of the special meeting was made.
Role of the Board

Board Mandate

The roles and responsibilities of the Board are set out in the Board Mandate, the full text of which is included in our AIF and incorporated herein by reference. The AIF is posted on our website at sierrawireless.com/aboutus/investorinformation/boardofdirectorsgovernance/ and can be found on SEDAR at sedar.com.

The Governance and Nominating Committee is responsible for reviewing and assessing the adequacy of the Board Mandate on an annual basis.

Strategic Planning

Management is responsible for developing the strategic plan, which it presents to the Board each year for approval.  During 2014, the Board held two meetings to specifically discuss the strategic plan and other strategic issues such as corporate opportunities and the main risks facing our business. Performance against the strategic plan and other strategic issues are discussed at each Board meeting.

Risk Management

The Board is responsible for overseeing risk and the risk management process including:

•	ensuring that our principal risks are identified and that appropriate measures are in place to manage those risks;

•	monitoring our risk management process; and

•	seeking assurance that our internal control and management information systems are effective.

The Board has delegated specific risk management responsibilities to the Audit Committee.  The Director of Risk Management reports directly to the Chair of the Audit Committee.  During 2014, the Audit Committee received regular reports from the Director of Risk Management at which time risk management activities were discussed including observations and assessments of the Corporation’s systems of governance, risk management and compliance. In addition, during 2014, the Audit Committee held three meetings during which extensive portions of the agenda were devoted to risk management and related topics. The Company's principal risks were presented to and discussed with the full Board at one of the regularly scheduled Board meetings held in 2014.

We use an enterprise risk management process to effectively identify, assess, prioritize and manage risk, and to provide comprehensive reporting to the Audit Committee and the Board.  Our enterprise risk management framework is a broadly focused systematic approach to assessing, analyzing, evaluating, reporting and monitoring significant risks facing the Corporation.

Our enterprise risk management process includes a risk management committee which is chaired by the Director of Risk Management and is comprised of members of the senior management team.  The risk management committee oversees key processes related to the identification, prioritization and mitigation of key risks where applicable.

Internal Controls

The Board and Audit Committee are responsible for monitoring the integrity of our internal controls and management information systems.  The Audit Committee is responsible for overseeing the process for ensuring that the Corporation has effective internal controls, including controls over accounting and financial reporting systems.

Management is responsible for establishing and maintaining an adequate system of internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes.  During 2014, management evaluated the effectiveness of our internal controls over financial reporting and concluded the internal controls over financial reporting were effective as at December 31, 2014.

During 2014, the Director of Risk Management provided reports, on two occasions, to the Audit Committee on management’s internal control compliance activities.

Succession

The Board is responsible for ensuring that adequate succession planning measures are in place for the CEO.  During 2014, the Board met and performed a succession assessment of the CEO.  The Board also reviewed the CEO’s assessment of the Corporation’s senior executives.  The assessment included an analysis of potential CEO successors identified within the organization.  The assessment also included a review of the developmental areas where training or experience will be sought for identified succession candidates to enable the successful advancement of succession candidates should the need arise.

Position Descriptions

The Board has adopted and approved written position descriptions for the Chair of the Board and the chair of each standing committee of the Board as follows:

•Position Description — Chair, Governance and Nominating Committee;
•Position Description — Chair, Audit Committee;
•Position Description — Chair, Human Resources Committee.

Each committee chair position description sets out the qualifications to be met to be appointed chair of the particular committee and the responsibilities and specific duties of the chair.

The full text of the position descriptions for the Chair of the Board and for the chair of each of the three standing committees are posted on our website at sierrawireless.com/aboutus/investorinformation/boardofdirectorsgovernance/.

Chief Executive Officer

The CEO is appointed by the Board and is responsible for managing the affairs of the Corporation.  His key responsibilities include setting the vision for the Corporation, focusing on creating value for shareholders and developing and implementing a strategic plan that is consistent with the corporate vision.

The Board has developed and approved, a position description for the CEO of the Corporation, setting out the duties, roles and responsibilities of the CEO, including the following:

•	developing, implementing and assessing the effectiveness of corporate strategy and business plans;

•	providing executive leadership to the Corporation and achieving the results targeted in the corporate strategy and business plans;

•	representing the Corporation in communications with stakeholders including shareholders, customers, suppliers, partners, employees, governments, regulators, industry, community and others;

•	recruiting, retaining, assessing the performance of and developing a high caliber executive team, key employees and their successors;

•	establishing and maintaining corporate policies and culture, leading by example and setting a high standard of integrity in all aspects of the business; and

•	promoting programs that deliver shareholder value in excess of that of our peers.

Orientation and Continuing Education

The Governance and Nominating Committee provides leadership for the Board’s director orientation and education programs, solicits input from the Board and ensures that each new director fully understands the role of the Board, the Board committees, his or her responsibilities and liabilities associated with being a director of the Corporation and a member of a committee and the nature and operation of the Corporation's business.  This is accomplished by an orientation program that includes meetings with the Chair of the Board, committee chairs, management and, where necessary, with industry subject matter experts to better understand the nature and operation of our business, our products and our corporate governance standards.  New directors are provided with key information about the Corporation along with other information designed to help directors familiarize themselves with our business, our organization, our policies and our operations.

Each Board member is expected to ensure that his or her knowledge and understanding of our business remains current.  To enable this objective management makes regular presentations to the Board on the key and emerging areas of our business such as market, customer, competitor and technology developments.  In addition, Directors hold meetings from time to time in alternative locations where we have operations where they can review our activities first-hand.  In addition to these scheduled events, our Directors are invited to tour the Corporation’s facilities and meet with executive and operational management at their convenience.  Directors are encouraged to attend professional development courses and seminars in order to enhance their skills as directors, at the Corporation’s expense.

During 2014, Board members shared reading materials on a variety of subject matters that one or more directors or management thought might be of relevance to other directors including governance best practices, developments in securities law and matters specific to our business.

Also during 2014, directors interacted with management on multiple occasions where they were presented updates on strategy implementation, risk evaluation, new technology, product demonstrations and strategic opportunities.

Ethical Business Conduct

A strong culture of ethical business conduct is essential to governance.  We are committed to conducting business ethically, honestly and in full compliance with all applicable laws and regulations.

Code of Business Conduct

The Board has adopted a written Code of Business Conduct (the “Code”) which sets out the standards of business practice and principles of behaviour with which we expect every director, officer, employee and contractor of the Corporation and its subsidiaries to comply.  The Code describes our commitment to conducting business in accordance with the highest standards of business conduct and ethics and is designed to work in conjunction with our other key policies including the Corporation's:

•Procedures for Reporting Concerns to the Audit Committee;
•Insider Trading Policy;
•Disclosure Policy;
•Privacy Policy;
•Information Security Policy;
•Harassment Prevention Policy; and
•Confidentiality and Conflict of Interest Agreements executed by each employee.

Each director, officer, employee and contractor of the Corporation executes our Conflict of Interest Agreement and Confidentiality Agreement and acknowledges in writing that they have read, understood and agree to comply with our Code of Business Conduct at the time of first hire or engagement.  In addition, each year, all employees and directors are required to confirm that they are following the Code.  The compliance process is enhanced by regular employee training and awareness sessions held at our main business locations.

The Code includes our expectations of conduct in the following areas:

•complying with the law and conducting business with integrity;
•avoiding conflicts of interest;
•use of corporate property including electronic devices;
•confidentiality; and
•accuracy of records and report.

The full text of the Code is filed on SEDAR at sedar.com and is posted on our website at sierrawireless.com/aboutus/investorinformation/boardofdirectorsgovernance/.

Code compliance and monitoring

The Code is reviewed annually by the Governance and Nominating Committee.  Updates, if any, are submitted to the Board for approval.  The most recent update to the Code was approved by the Board in February 2014.  The Board has delegated oversight of compliance with the Code to the Audit Committee.

In accordance with the Code and the CBCA, each director and officer is required to disclose to the Corporation, in writing, the nature and extent of any interest he or she has in each material contract or material transaction made or proposed with the Corporation.  Our Code requires that each director and officer make this disclosure in an appropriate and timely manner, as required by law.  In accordance with the CBCA, the director who is required to make such a disclosure may not vote on any resolution to approve the contract or transaction, except in certain, limited circumstances.

The Code requires that all suspected or potential violations of the Code must be reported to the appropriate person.  Reports can be made orally, in writing, or by utilizing the Corporation’s business conduct helpline, which provides individuals with the option of making an anonymous report if desired and also provides for direct access to the Chair of the Audit Committee.  Questions regarding the Code may be addressed to any member of senior management.  Violations of the Code will not be tolerated and the Code describes the sanctions for its violation.  Reports of violations of the Code are monitored by the Audit Committee and reviewed quarterly in accordance with the Audit Committee’s mandate.

The integrity of our financial information is of paramount importance.  The Corporation’s Procedures for Reporting Concerns to the Audit Committee set out the procedures to address any complaints by employees of the Corporation concerning our accounting practices, internal controls or auditing matters and includes direct reporting (openly or anonymously) to the Chair of the Audit Committee. Any concerns related to these matters are monitored by the Audit Committee and reviewed quarterly in accordance with the Audit Committee’s mandate.

For the financial year ended December 31, 2014, no waivers from the Code were requested by any director or executive officer and, accordingly no material change reports were filed in this regard.

Disclosure Policy

We are committed to communicating openly and in a timely manner with shareholders, employees and the public.  Disclosure practices are monitored by the Corporation’s disclosure committee comprised of the CEO and the CFO.  The disclosure committee is responsible for:

•	reviewing all news releases and public filings containing material information prior to their release and ensuring the information is timely, informative and accurate;

•	ensuring that information is disseminated in accordance with all applicable legal and regulatory requirements;

•
evaluating the design and effectiveness of our disclosure controls and procedures to ensure that they continue to provide reasonable assurance that information is gathered accurately and on a timely basis; and

•	reviewing and updating the disclosure policy, if necessary, and reporting to the Governance and Nominating Committee.

Our website has information for shareholders, investment analysts, the media and the public.  Our CEO and CFO meet regularly with investment analysts and investors via numerous means including conference calls, speaking engagements at conferences and one-on-one meetings.

Compensation

In consultation with the Chair of the Board, the Human Resources Committee annually reviews the compensation of the Board.  The Committee regularly consults with third party consultants to determine compensation that is commensurate with the nature of the Corporation’s business, the risks associated with Board membership, the mandates of Committees and their members along with the additional responsibilities placed upon the Chair of the Board and the chairs of our standing committees.

Refer to the section entitled “Compensation Discussion and Analysis - Director Compensation” of this Information Circular for additional information on compensation received by members of the Board of Directors in 2014.

Committees of the Board

The Board carries out its responsibilities directly and through its committees, which make recommendations to the Board for approval.  The Board has three standing committees, all of which are comprised of independent directors:

•the Governance and Nominating Committee;
•the Human Resources Committee; and
•the Audit Committee.

Governance and Nominating Committee

The Governance and Nominating Committee is comprised of two directors: Messrs. Cataford (who serves as Chair of the Committee) and Levine, both of whom are independent directors as defined in NI 52-110.

In consultation with the Chairman of the Board, the Governance and Nominating Committee annually reviews the credentials and competencies of members of the Board in relation to the key skills required to meet the Board’s governance and strategic mandate.  In addition, the Committee performs an annual performance assessment of each individual director, along with the performance of the Board in aggregate and through this process, ensures that individual Board members continue to meet the objectives and criteria that the Corporation has set for individual Board member effectiveness and contribution to the Board's overall effectiveness.

Should the Board determine that the Corporation would benefit from added expertise or capacity, it will expand its membership.  Identification, evaluation and recommendation of Board candidates is the responsibility of the Governance and Nominating Committee.  In identifying new candidates for nomination to the Board, the Committee, with the assistance of the Board members, defines the particular attributes required of each new director, after considering the strategic plans of the Corporation and the competencies, skills and diversity of the existing directors.  In general terms this takes into consideration knowledge of the industry and business, professional background of the individual and how that would fit with the competencies and skills of the existing directors, the integrity of the candidate, corporate governance experience, the ability to make the appropriate time commitment, background, race, age and gender.

The Board is cognizant of its requirement to operate in an efficient manner.  To that end, as appropriate it will seek to modify the size of the Board to ensure that it has the right number of members required to meet its existing mandate and provide adequate succession capacity.

In 2012, the size of the Board was decreased from eight members to six members when two members chose not to seek re-election.  In 2013, the Board, after giving consideration to the skillset and experience of the remaining Board members, and the business environment and strategic objectives of the Corporation, determined that it would be appropriate to increase its number.  A search process overseen by the Governance and

Nominating Committee and conducted by an international executive search firm resulted in the identification of a number of qualified candidates using a position description approved by the Board that incorporated the criteria outlined in a skills matrix for prospective Board members. At the conclusion of the process, Mr. Thomas Sieber was selected as the most suitable candidate and was appointed as a member of the Board effective January 1, 2014.

During 2014, the Committee met four times and, among other things, completed the following activities:

•	reviewed the Committee’s mandate;

•	reviewed the position descriptions of the Board Chair and standing committee Chairs;

•	administered the annual evaluation of the Board, standing committees and directors;

•	reviewed the Corporation’s Code of Business Conduct and other significant corporate policies including the Disclosure Policy and the Insider Trading Policy;

•	reviewed the process for nomination of directors and recommended the implementation of a Board Diversity Policy to the Board;

•	held a portion of each meeting during the year in camera with no members of management present; and

•	met with Canadian and United States counsel to discuss regulatory compliance, trends and best practices in corporate governance.

The specific responsibilities, powers and operation of the Governance and Nominating Committee are set out in its mandate which can be found on the Corporation’s website at sierrawireless.com/aboutus/investorinformation/boardofdirectorsgovernance/.

Diversity Policy
In early 2015 the Board adopted a written diversity policy (the “Diversity Policy”), which provides that the Governance and Nominating Committee, which is responsible for annually reviewing and assessing the Board’s composition and for recommending director nominees to the Board either to fill vacancies that arise from time to time or to increase the number of Directors on the Board, consider and recommend to the Board candidates that are highly qualified based on their experience, education, personal qualities, independence from management and industry-specific knowledge.
In identifying the highest quality directors, the level of representation of women on the Board is one of many diversity considerations the Governance and Nominating Committee takes into account when identifying and nominating candidates for election or re-election to the Board; other diversity considerations such as background, race and age are also considered with a view to ensuring that the Board benefits from a broader range of perspectives and relevant experience. The Diversity Policy stipulates that the Governance and Nominating Committee will ensure that for each selection process for Board appointments, whether conducted by the Corporation or an external recruitment agency, no fewer than 25% of the candidates are to be from diverse backgrounds.
The Governance and Nominating Committee will review the Disclosure Policy annually and will assess the effectiveness of the existing procedures for Board appointments in terms of achieving the Corporation’s overall goals for good governance, including objectives for Board diversity. A copy of our Board diversity policy can be found at sierrawireless.com/aboutus/investorinformation/boardofdirectorsgovernance/.
Since adopting the Diversity Policy, there have been no vacancies on the Board that need to be filled nor has there been a determination made to increase the number of Directors on the Board and therefore an assessment as to the progress made by the Corporation to achieve the objectives of the Diversity Policy cannot be made at this time.

One member of the board out of seven is a female and represents 17% of our independent directors up for nomination at the 2015 annual meeting. The Corporation has not adopted a target regarding women on the Corporation’s Board; the Corporation believes that the current composition of the Board is highly effective and that the Board is appropriately diverse. As vacancies arise or additional Directors are required on the Board, the Governance and Nominating Committee will consider gender along with other aspects of diversity described above, during the selection process.
The Corporation currently has no female executive officers. As turn-over occurs among the executive officers of the Corporation, the Corporation will consider gender diversity as a part of its recruitment philosophy. The Corporation has not adopted a target regarding women in executive officer positions of the Corporation as it believes that the current composition of its executive officers is also highly effective.
Assessments
The Governance and Nominating Committee evaluates the effectiveness and contribution of the Board, committees of the Board, individual directors, the Chair of the Board and chairs of the committees.  The directors of the Corporation complete, on an annual basis, a board assessment questionnaire in which they provide feedback on the quality of corporate governance by the Board and management.  The questionnaire covers a variety of issues including the composition of the Board, the effectiveness of the Board and its committees and the quality of the Board’s relationship with management.  The questionnaire also canvasses opinions with respect to Board composition and number of Board members to ensure that the Board reflects the appropriate breadth of expertise, experience and diversity.  In addition, on an annual basis, each director completes a self-assessment questionnaire.  The Governance and Nominating Committee presents a summary of the findings of both questionnaires to the Board and recommends any changes to enhance the performance of the Board.  In addition, each director is privately interviewed by the Chairman to independently review and discuss the director’s opinions as to composition and effectiveness of the Board.

The size and composition of the Board reflects a breadth of backgrounds and depth of experience that is important for good governance. Further, the Board is effective and works well together as a unit. Accordingly, the Board has not adopted policies imposing a director term limit or retirement age in connection with individuals nominated for election as it does not believe that such policies would be in the best interests of the Corporation at this time. In its annual review of the effectiveness of the Board, the Governance and Nominating Committee considers, among other factors described above, the balance between the desirability of having a depth of experience of its members and the need for members with new perspectives.

Human Resources Committee

The Human Resources Committee is comprised of three directors: Messrs. Thexton (Chair of the Committee), Aasen and Levine, all of whom are independent directors as defined in NI 52-110.

The Committee is responsible for determining the executive compensation programs for all directors and executive officers of the Corporation, except the CEO, whose compensation is approved by the Board.  In addition, the Committee is also responsible for certain aspects of the compensation programs for non-executive employees such as stock based compensation.  The Human Resources Committee also reviews the position descriptions and development plans for senior management, ensuring that the Corporation has in place plans to maintain strong management into the future.

The Mandate of the Human Resources Committee prohibits a director from serving as a member of the Committee if that director has been in the past three years, or is currently, part of an interlocking directorate in which he or she serves on the compensation committee of another company and any director of the Corporation is an employee of such other company.  The mandate of the Human Resources Committee requires that a non-management executive session be held at each regularly scheduled meeting.

Current members of the Committee are well versed in contemporary executive compensation programs and issues.  All three members have extensive experience in executive compensation matters, including involvement in compensation matters of other public companies.   This experience allows the Committee to understand current best practices, risk reduction strategies, legal framework and disclosure obligations related to executive compensation.

During 2014, the Committee met eight times and, among other things, completed the following activities:

•	reviewed the CEO’s position description and senior executive organization structure;

•	reviewed the development plans of senior management;

•	engaged compensation consultants and provided oversight of the process to review executive and board of directors compensation;

•	analyzed the results of the compensation studies and determined remuneration for directors and executives;

•	reviewed and recommended for approval to the Board, CEO compensation;

•	determined the quarterly and annual bonus plans for executives;

•	held a portion of each meeting during the year in camera with no members of management present; and

•	determined stock based compensation grants and oversaw the administration of the stock-based compensation program.

The specific responsibilities, powers and operation of the Human Resources Committee are set out in its mandate, a copy of which can be found on the Corporation’s website at sierrawireless.com/aboutus/investorinformation/boardofdirectorsgovernance/.

Audit Committee

The Audit Committee is comprised of four directors: Ms. Abrams (who serves as Chair of the Committee), and Messrs. Levine, Cataford and Sieber (who joined the Committee in January 2014), all of whom are independent directors as defined in NI 52-110.  The Mandate of the Audit Committee describes the key functions of the Committee including review of the Corporation’s financial statements and statutory filings, recommendation and management of the Corporation’s external auditors, monitoring of our internal control and risk management programs, and monitoring of compliance with several of our policies.

During 2014, the Committee met eight times and, among other things, completed the following activities:

•	reviewed the Committee’s mandate;

•	assessed the performance, independence and financial literacy of the Committee members, along with Committee effectiveness;

•	completed quarterly private meetings with the external auditors without management being present;

•	reviewed performance, independence, internal controls, partner rotation and fees of the external auditors;

•	approved quarterly financial disclosure including financial statements, MD&A, and guidance;

•	engaged with management and the external auditors with regard to significant estimates and areas of judgment regarding accounting principles and financial statement presentation including:

◦	inventory reserves and purchase commitments;

◦	warranty reserves;

◦	carrying value of goodwill;

◦	purchase price adjustments recorded related to acquisitions;

◦	contingent royalty reserves;

◦	accounts receivable and allowance for doubtful accounts; and

◦	litigation provisions.

•	reviewed and recommended for approval to the Board, annual financial disclosure including financial statements and MD&A;

•	reviewed reports from the external auditors;

•	reviewed the adequacy of the Corporation’s internal controls and disclosure procedures along with management’s activities undertaken to assess internal controls and disclosure controls;

•	reviewed the activities and adequacy of the Corporation’s risk management program;

•	reviewed periodically, specific topics relevant to financial reporting, taxation, internal control, litigation, conflict minerals disclosure to the SEC and risk management;

•	determined and approved remuneration of the Corporation’s external auditors;

•	completed private meetings with the Corporation’s senior risk management executive without management being present; and

•	held a portion of each meeting during the year in camera with no members of management present.

Further disclosure concerning the composition, responsibilities, powers and operation of the Board’s Audit Committee and the relevant education and experience of the members of the Audit Committee, including a copy of the Committee’s mandate, is set out in the Corporation’s AIF under the heading “Audit Committee”.  The AIF is available on our website at sierrawireless.com/aboutus/investorinformation/annualreportsfilings/ or on SEDAR at sedar.com.

Other Committees

The Governance and Nominating Committee, the Human Resources Committee and the Audit Committee are the only standing committees of the Board.  From time to time the Board creates special committees charged with specific activities that are relevant in discharging the Board’s overall responsibilities.  In the recent past, such special committees have been struck for such matters as the preliminary review of strategic opportunities and evaluation of certain risk areas.  Special committees are comprised of directors based on their personal and professional experience to address the task at hand.

COMPENSATION DISCUSSION AND ANALYSIS

This discussion explains all the significant elements of compensation awarded to, earned by, paid to, or payable to our named executive officers (“NEOs”) for the most recently completed year.  National Instrument 51-102 — Continuous Disclosure Obligations defines an NEO as:

(a)	the chief executive officer (“CEO”) of the Corporation;

(b)	the chief financial officer (“CFO”) of the Corporation; and

(c)
the three most highly compensated executive officers of the Corporation, including any of its subsidiaries, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of, or during, the most recently completed financial year, whose total compensation was individually, more than $150,000 for that financial year.

The Corporation’s NEOs for the fiscal year ended December 31, 2014 were:

1.	Jason W. Cohenour, President and Chief Executive Officer;

2.	David G. McLennan, Chief Financial Officer;

3.	A. Daniel Schieler, Senior Vice-President and General Manager, OEM Solutions;

4.	Philippe Guillemette, Chief Technology Office; and

5.	Bill G. Dodson, Senior Vice-President, Operations.

Responsibility for Executive Compensation Programs

The Human Resources Committee is responsible for maintaining the integrity of our executive compensation programs, reviewing and approving the annual base salary for the Corporation's NEOs (with the exception of the CEO) as well as short-term and long-term incentive compensation programs.

The Committee is comprised of three independent directors: Messrs. Thexton, Aasen and Levine. All three members of the Committee have extensive compensation governance experience.  Mr. Thexton currently sits on the compensation committee of another public company.

The incentive plans are typically awarded in the form of cash and equity-based compensation arrangements, and are based on the competitive practices of comparable companies and serve to align the interests of the NEOs with those of the Corporation’s shareholders.  The Human Resources Committee annually undertakes a comprehensive review of compensation plans for the Corporation’s NEOs and professional consultants are regularly engaged to assist the Human Resources Committee in such reviews. These consultants utilize published compensation surveys and peer group data to develop comparable compensation benchmarks and advise the Human Resources Committee on the amount and structure of NEO compensation arrangements. The Committee considers the consultants’ recommendations in its executive compensation determinations.

Compensation for the Chief Executive Officer is recommended to the Board of Directors by the Human Resources Committee.  The Committee’s recommendation is reviewed, modified as appropriate, and ultimately approved by the Board of Directors.

Compensation levels for the other NEOs, and other executives of the Corporation, are recommended to the Human Resources Committee by the Chief Executive Officer.  The CEO’s recommendations are reviewed, modified as appropriate, and ultimately approved by the Human Resources Committee.  Non-executive compensation is generally determined by managers of the Corporation.

Administration of equity-based long term incentives including stock option and RSU awards is the responsibility of the Human Resources Committee and is governed by the Corporation’s Procedures for Granting Equity Awards, which has been approved by the Board of Directors.

Our performance based compensation is based on a mixture of management objectives, as well as financial metrics, whose measurement is subject to the internal control framework of the Corporation.

The Human Resources Committee acknowledges its oversight role in the design of compensation programs and as such has given consideration to certain risks inherent in the design of the Corporation's compensation programs and, specifically, the compensation programs for executive management of the Corporation.  One such risk is that incentive programs, in the absence of certain controls, may encourage performance in a particular category that may impair performance in other categories. The following features of our NEO compensation program have been designed and implemented to reduce risk:

•
the Board can use its discretion in unusual circumstances to modify performance based compensation in the event that circumstances are such that the performance of the executive does not adequately reflect the pre-defined objectives of the program;

•
the objectives upon which the performance based compensation is based are directly tied to the Board approved strategy and business plan for the Corporation.  The objectives are a mix of shorter term objectives (such as the achievement of revenue and operating income targets) and longer term objectives (such as the achievement of new product launches and design wins);

•	there is frequent oversight of the program. Performance relative to the financial metrics and the non-financial objectives are reviewed and approved quarterly by the Human Resources Committee;

•	the compensation program is materially similar from one executive to another throughout the Corporation and its subsidiaries; and

•	the compensation program contains maximum limits, beyond which, awards cannot be achieved.

The Board does not intend to modify the methodology used to establish the NEO compensation levels for the ensuing year other than normal course updates of financial and non-financial targets.

The Corporation does not impose any restrictions on NEOs or directors purchasing derivative financial instruments including, for greater certainty, prepaid variable forward contracts, equity swaps, collars or units of exchange funds, that are designed to hedge or offset a decrease in the market value of equity securities granted as compensation or held, directly or indirectly, by the NEO or director.

Compensation Objectives

Our executive compensation program is designed to compensate executives in ways that promote outstanding performance, as well as attract and retain talented executives on a global basis.  The achievement of our compensation objectives is consistent with compensation practices in the marketplace in which we compete for talent and does so in a way that does not promote undue risk-taking.

It is our belief that NEO compensation should be tied to the creation of long-term value and that incentives should reward performance without encouraging undue risk-taking.  A significant portion of our NEOs' total direct compensation is “at risk” and tied closely to the success of meeting or exceeding the Corporation’s short and long-term objectives.  “At risk” means that the executive will not realize value unless specified goals, which are directly tied to the Corporation’s performance, are achieved.  In 2014, these performance goals, and resulting compensation awards, were largely focused on our key business drivers.

Our objectives regarding compensation are to:

•	attract and retain experienced, qualified, capable executives by paying compensation packages that are competitive in the markets in which we compete for executive talent;

•
motivate short and long-term executive performance with cash incentives tied to the achievement of quarterly and annual goals set in the board approved business plan.  In 2014, these goals included growing revenue, improving profitability and executing on key initiatives such as reducing product cost, developing and launching new products, and securing new design wins; and

•
align our executives’ interest with those of our shareholders by providing our executives with equity-based compensation and requiring them to comply with minimum share ownership guidelines resulting in a sustained ownership position.

Research and Benchmarking

Compensation targets are based upon peer group and compensation survey data of comparable positions at comparable companies, a specific individual’s level of responsibility and experience, and the individual’s influence on the immediate and sustained performance of the Corporation.  Actual compensation awards are determined by a mix of individual, team and corporate performance.  On an aggregate compensation basis, we target the 50th percentile of the blended peer group and published survey data by position, as a baseline when setting executive compensation.

The Human Resources Committee regularly performs a formal market review utilizing independent compensation advisors.  The Committee engaged Longnecker & Associates (“Longnecker”) to assist in setting executive compensation targets for 2014. Specifically, Longnecker conducted an independent third party executive compensation review and provided analysis, conclusions and recommendations for the total remuneration and mix of compensation elements for our executives.  Longnecker’s objectives were to:

•
review the Corporation’s total direct compensation elements (base salary, cash and equity based incentives) and their relative mix (percentage of total compensation that each element represented) for executive positions;

•
assess the competitiveness of the Corporation’s executive compensation, as compared to a peer group of publicly traded companies defined by the Human Resources Committee, and to published survey data from technology companies with projected revenue levels similar to the Corporation; and

•	provide conclusions and recommendations for current and future compensation packages for the Corporation’s executives.

In consultation with Longnecker, the Human Resources Committee established the following list of peers (the “Peer Group”) to assist us in a competitive assessment of, and to serve as a benchmark for, our executive compensation:

Aastra Technologies Limited	Intermec Inc.
Adtran Inc.	Mitel Networks Corp.
Aviat Networks, Inc.	Netgear, Inc.
CalAmp Corp.	Novatel Wireless Inc.
Comtech Telecommunications	Telit Communications PLC
Digi International, Inc.	u-blox Holding AG

The Peer Group was established based on criteria that we believe make these companies comparable to Sierra Wireless.  Each member of the Peer Group has one or more similarities to the Corporation including:

•
Nature of ownership: we believe that there are differences in the management of publicly traded companies and private companies.  Further, since much of the compensation information sought for benchmarking is not easily attainable for private companies, we sought publicly traded companies for the Peer Group.

•
Business: we compete for executive talent in many marketplaces, but most often in the global wireless technology, software development and technology space, so we sought companies with operations in these businesses.

•	Size: we believe that there is often a relationship between the size of a company, and the compensation of its executives, so we sought companies of similar size to Sierra Wireless.

Longnecker procured relevant compensation data for comparable positions from available disclosure by the Peer Group companies and market data from published survey sources.  Based on a combination of the Peer Group analysis and survey sources, Longnecker provided general recommendations for the total remuneration and mix of compensation for the Corporation’s executives, including the NEOs.

For the fiscal years ended December 31, 2014 and 2013 the Corporation incurred the following fees payable to Longnecker:

(in United States dollars)	2014	2013
Executive Compensation- Related fees	$34,500	$37,000
All Other fees	Nil	Nil

Elements of Executive Compensation

Our policy is to compensate our executives for performance using a mix of annual base salary, quarterly and annual cash incentives, equity-based long term incentives and other indirect compensation.

Compensation Mix

Targets for each element of compensation are based on compensation data for comparable positions at comparable companies, the individual’s level of responsibility and experience, and the individual’s influence on the immediate and sustained performance of the Corporation.  Actual compensation awards are determined by a mix of individual, team and corporate performance.  For 2014, the actual mix of base salary, cash incentive and equity-based long term incentives for our NEOs is as follows:

	Annual Base Salary	Quarterly and Annual Incentives	Total Cash Compensation	Long Term Incentives	Total Direct Compensation
Jason W. Cohenour	24%	21%	45%	55%	100%
David G. McLennan	27%	18%	45%	55%	100%
A. Daniel Schieler	37%	25%	62%	38%	100%
Philippe Guillemette	35%	25%	60%	40%	100%
Bill G. Dodson	45%	19%	64%	36%	100%

Annual Base Salary

Longnecker obtained compensation data for salaries of comparable executive positions from published survey data and the Peer Group to determine the 25th, 50th and 75th percentile as benchmarks.

In 2014 the NEO's received base salary increases of between 2% and 5% to remain competitive with the peer group 50th percentile. These increases resulted in salaries for Messrs. Cohenour, McLennan, Schieler and Guillemette being slightly below the 50th percentile and for Mr. Dodson, above the 50th percentile.

Short Term Incentives

Short term incentives include quarterly and annual cash incentives that are an integral component of compensation that directly link executive decision making, business execution and performance with the quarterly and annual goals of the Corporation as set out in the board approved business plan and strategy. For NEOs, 75% of the total short term incentive is based on quarterly performance and 25% is based on annual performance.

Based on the executive compensation data provided by Longnecker, the Human Resources Committee established each executive's target short term incentive for 2014. For each NEO, the target short term incentive was below the 50th percentile of the target cash incentive of the peer group.  The Human Resources Committee met at the end of each quarter to assess performance and to approve the quarterly executive short term incentives based on the achievement of assigned goals.

For Messrs. Cohenour, Dodson, McLennan and Guillemette (the “Corporate NEOs”), the quarterly short term incentive is based on the attainment of two financial metrics and one group of corporate objectives.  Each of these three metrics is equally weighted.

•
The first financial metric is the achievement of consolidated quarterly revenue, in accordance with US GAAP, relative to the projected target revenue derived from the Corporation’s consolidated financial plan approved by the Board prior to the beginning of the year and updated as at June 30th to incorporate the estimated impact during the second half of the year resulting from the acquisition of In Motion Technology Inc. ("In Motion"). The attainment of the revenue component is determined by actual consolidated revenue for the period divided by target consolidated revenue and then multiplied by a factor which accelerates the attainment if actual revenue is above target and decelerates attainment if actual revenue is below target. Attainment is capped at 185% and is zero if actual revenue does not meet a threshold of 75% of target. For 2014 the quarterly consolidated revenue targets were as follows:

	Q1	Q2	Q3	Q4
Target (in millions)	$116.5	$121.1	$128.2	$133.2

•
The second financial metric is the achievement of consolidated quarterly Non-GAAP earnings from operations (“EOP”) relative to the projected target consolidated Non-GAAP EOP derived from the Corporation’s Plan approved by the Board prior to the beginning of the year and updated as at June 30th to incorporate the estimated impact during the second half of the year resulting from the acquisition of In Motion ("the Plan").  Non-GAAP financial measures are defined and reconciled to their nearest GAAP measure in the “Non-GAAP Financial Measures” section of the Corporation’s Management’s Discussion and Analysis for its most recently completed financial year available on SEDAR at sedar.com and on our website at sierrawireless.com/aboutus/investorinformation/annualreportsfilings/. The attainment of the EOP component is determined by actual consolidated Non-GAAP EOP for the period divided by target Non-GAAP EOP. If actual Non-GAAP EOP is less than or equal to zero, attainment of this component is zero. Attainment for this component is capped at 200% of target. For 2014 the quarterly consolidated Non-GAAP EOP targets were as follows:

	Q1	Q2	Q3	Q4
Target (in millions)	$1.1	$3.8	$6.6	$8.6

•
The quarterly corporate objectives metric is the achievement of a group of specific targets such as product cost reduction targets, product development and launch milestones, new design wins and execution on specific corporate initiatives.

The quarterly cash incentive for Mr. Schieler, who heads the OEM Solutions business unit ("OEM Solutions"), is based on the attainment of two financial metrics related to his business unit and one corporate objectives attainment metric.

•
The first financial metric is the achievement of quarterly OEM Solutions business unit revenue, in accordance with US GAAP, relative to the OEM Solutions business unit projected target revenue derived from the Corporation’s Plan.  The attainment of the revenue component is determined by actual OEM Solutions revenue divided by target OEM Solutions revenue for the period and then multiplied by a factor which accelerates the attainment if actual revenue is above target and decelerates attainment if actual revenue is below target. Attainment is capped at 185% and is zero if actual revenue does not meet a threshold of 75% of target. For Mr. Schieler, this metric had a 40% weight.

•
The second financial metric is the achievement of quarterly OEM Solutions Non-GAAP Adjusted Contribution Margin (“ACM”) relative to the OEM Solutions projected Non-GAAP ACM derived from the Corporation’s Plan.  The attainment of the ACM component is determined by the actual OEM Solutions Non-GAAP ACM for the period divided by the target OEM Solutions ACM. If actual OEM Solutions Non-GAAP ACM is less than 60% of target OEM Solutions Non-GAAP ACM or actual consolidated Non-GAAP EOP is less than or equal to zero, attainment of this component is zero. Maximum attainment for this component is capped at 200% of target. For Mr. Schieler, this metric had a 40% weight.

•	The quarterly corporate objectives metric is the same as those for the Corporate NEOs. For Mr. Schieler, this metric had a 20% weight.

At the end of each quarter, the actual quarterly cash incentive for the Corporate NEOs is calculated by multiplying the quarterly cash incentive percentage attainment by the individual NEOs target quarterly cash incentive.  For these NEOs, the calculation of the quarterly cash incentive percentage attainment is as follows:

Corporate NEO Quarterly Cash Incentive % Attainment		Revenue Component Weighting: 33.3%		Non-GAAP EOP Component Weighting: 33.3%		MBO Component Weighting: 33.3%

	=		+		+
		Actual Revenue		Actual Non-GAAP EOP		Each MBO is multiplied by a weighting factor, then is summed
		Target Revenue		Target Non-GAAP EOP

		% Component per Accelerator / Decelerator table ranging from 15% at 75% attainment to 185% at 125% or greater attainment. Component is zero if attainment is less than 75%		If actual Non-GAAP EOP is less than or equal to $0: Component is 0. Component capped at 200%		Max overall: 150%

For the Corporate NEOs, the attainment of each component and total payout by quarter was as follows:

	Weight	Q1	Q2	Q3	Q4
Consolidated Revenue	33.3%	104.0%	116.0%	129.0%	129.0%
Consolidated Non-GAAP EOP	33.3%	66.6%	82.6%	127.0%	116.7%
MBO	33.3%	90.3%	98.3%	90.8%	102.5%
Payout		87.0%	99.0%	115.6%	116.0%

The calculation of the quarterly cash incentive percentage attainment for Mr. Schieler is as follows:

Business Unit NEO Quarterly Cash Incentive % Attainment		Revenue Component for OEM Solutions Weighting: 40%		ACM Component for OEM Solutions Weighting: 40%		MBO Component Weighting: 20%

	=		+		+
		Actual Revenue		Actual ACM		Each MBO is multiplied by a weighting factor, then is summed
		Target Revenue		Target ACM

		% Component per Accelerator / Decelerator table ranging from 15% at 75% attainment to 185% at 125% or greater attainment. Component is zero if attainment is less than 75%		If actual ACM attainment is less than 60% compared to plan, or corporate Non-GAAP EOP is less than or equal to $0: Component is 0. Component capped at 200%		Max overall: 150%

For Mr. Schieler, the attainment of each component and total payout by quarter was as follows:

	Weight	Q1	Q2	Q3	Q4
OEM Solutions Revenue	40.0%	110.0%	125.0%	149.0%	149.0%
OEM Solutions Non-GAAP CM	40.0%	73.3%	90.9%	132.3%	126.4%
MBO	20.0%	90.3%	98.3%	90.8%	102.5%
Payout		91.4%	106.0%	130.7%	130.7%

For all the NEOs the annual cash incentive, representing 25% of the total target cash incentive for the year is based on two equally weighted components:  (i) consolidated annual revenue performance relative to projected target consolidated annual revenue of $499 million, and (ii) consolidated annual non-GAAP EOP performance relative to projected target consolidated annual Non-GAAP EOP of $20 million.  The NEO annual cash incentive percentage attainment is calculated as follows:

NEO Annual Cash Incentive % Attainment		Revenue Component Weighting: 1/2		Non-GAAP EOP Component Weighting: 1/2

	=		+
		Actual Revenue		Actual Non-GAAP EOP
		Target Revenue		Target Non-GAAP EOP

		% Component per Accelerator / Decelerator table ranging from 15% at 75% attainment to 185% at 125% or greater attainment. Component is zero if attainment is less than 75%		If actual Non-GAAP EOP is less than or equal to $0, component is 0. Component capped at 200%

The annual cash incentive percentage attainment for 2014 was 115%.

Equity-Based Long-Term Incentives (“LTIs”)

Equity-based long-term incentives (“LTIs”) are designed to reinforce the connection between executive remuneration and the Corporation’s performance by motivating, retaining and rewarding participants for improving our long-term financial strength, and enhancing shareholder value. Annual LTI awards are based on the level of the position and overall market competitiveness. In addition, from time-to-time LTIs are also granted to recognize performance on specific initiatives.

For 2014, Longnecker used published survey and Peer Group proxy data as a benchmark to determine the 25th, 50th and 75th percentile estimated value of LTI awards for comparable executive positions.  Based on this data, the Human Resources Committee generally established the target value of LTI awards for 2014 at around the 50th percentile level of the benchmark, taking into consideration target total compensation levels.  For Messrs. Cohenour and McLennan, the LTI award for 2014 was between the 50th and 75th percentile in order to offset the overall below 50th percentile cash compensation for both individuals. For the regular annual LTI awards, the Corporation’s NEOs received the same target dollar LTI grants in 2014 that were awarded in 2013 for regular annual LTI grants. In 2013, Messrs. Cohenour, Krause, McLennan and Schieler received an additional LTI grant in May 2013 in recognition of completing the sale of the AirCard assets.

Annual LTI awards are comprised of a mix of stock options and RSUs.  The mix of RSUs and stock options is determined by the Human Resources Committee, taking into consideration, among other things, the number of stock options available for granting, dilution impact, competitive factors and cash utilization.  Once the mix has been determined, the Corporation uses a trailing six month average share price and trailing six month average fair value (using the Black-Scholes option pricing model), to calculate the number of RSUs and stock options to issue to each executive based on their approved LTI dollar targets.  Once the number of RSUs and stock options are determined, the fair market value of the RSUs and the exercise price of the stock options are set at the market closing price on the day the options and RSUs are issued.

The 2014 annual NEO LTI awards were issued 70% (70% in 2013) in the form of RSUs and 30% (30% in 2013) in the form of stock options.  Annual executive LTI awards are granted every year in February, after we publicly disclose our results for the previous fiscal year and when we are not in a trading blackout period.  If we are in a trading blackout period, we will issue the grants after the trading blackout period has ended.

The following describes our equity based long-term incentive plans, being our Stock Option Plan and market-based and treasury-based Restricted Share Unit Plans.  Granting of equity under these Plans is governed by the Corporation’s Procedures for Granting Equity Awards and is administered by the Human Resources Committee.  Grants are made on a scheduled basis as per the procedures.

Stock Option Plan

The material terms of the Stock Option Plan are as follows:

•	the number of outstanding options under the Stock Option Plan, as of April 16, 2015, is 1,144,276, representing 3.6% of the issued and outstanding Common Shares as of such date;

•
employees and independent contractors of the Corporation working at least 20 hours per week, outside directors, and consultants to the Corporation in respect of whom the Corporation is permitted to grant options are eligible to participate in the Stock Option Plan;

•	the Stock Option Plan reserves for issuance, the lesser of (a) a rolling maximum of 10% of the issued and outstanding Common Shares from time to time; or (b) 7,000,000 Shares;

•
the number of Common Shares (together with those shares which may be issued pursuant to other share compensation arrangements of the Corporation):  (i) issuable to insiders of the Corporation shall not exceed 10% of the issued and outstanding Common Shares, and (ii) issued to insiders of the Corporation, within any one-year period, shall not exceed 10% of the issued and outstanding Common Shares;

•	the number of Common Shares issued to any one person shall not exceed 5% of the issued and outstanding Common Shares;

•
the number of Common Shares issued to any one insider of the Corporation and such insider’s associates (together with those shares which may be issued pursuant to any other share compensation arrangements of the Corporation), within a one-year period, shall not exceed 5% of the issued and outstanding Common Shares;

•
the number of Common Shares issued to outside directors of the Corporation shall not exceed 1% of the total issued and outstanding Common Shares and the equity award value of any grant of options to outside directors shall not exceed $100,000 per year per outside director;

•
the exercise price for options under the Stock Option Plan is to be determined by a committee appointed by the Board (the “Committee”) or, if no committee is appointed, the Board, but shall not be less than the closing market price of the Common Shares on the Toronto Stock Exchange (“TSX”) (in respect of Canadian participants) and the Nasdaq Global Market (“NASDAQ”) (in respect of all other participants) on the effective date of the grant of the options;

•
the options will become vested and exercisable as to 12/48th of its Common Shares on the first anniversary of the start vesting date determined by the Committee, and vested and exercisable with respect to an additional 1/48th  of the Common Shares at the end of each successive month thereafter;

•
options may be exercised until the expiration date specified in the stock option certificate, which shall be set by the Committee.  The expiration date cannot be more than 5 years from the date of grant.  If, at the expiration date, the trading of Common Shares is restricted under the insider trading policy or any other policy of the Corporation, then the expiration date shall be deemed to be the 10th business day following the expiry of such restriction;

•
if a participant’s employment is terminated the participant may exercise his or her options no later than:  (i) three months after the date of termination in the case of a termination of employment for any reason other than death or disability; and (ii) no later than 12 months after the date of termination in respect of a termination of employment due to death or disability, in each case to the extent that the participant’s options would have been vested and exercisable on the date of termination;

•	options granted under the Stock Option Plan are not transferable or assignable, except to immediate family members or to a corporation of which a participant is the sole shareholder;

•
the Board shall have the power to, without shareholder approval, at any time and from time to time, either prospectively or respectively, amend, suspend, or terminate the Stock Option Plan or any option granted under the Stock Option Plan, including, without limiting the generality of the foregoing, changes of a clerical or grammatical nature, changes regarding the persons eligible to participate in the Stock Option Plan, and changes regarding the vesting of options; provided, however that:

(a)	such amendment, suspension or termination is in accordance with applicable laws and the rules of any stock exchange on which the Shares are listed;

(b)
no such amendment, suspension or termination shall be made at any time to the extent such action would materially adversely affect the existing rights of an optionee with respect to any then outstanding Option, as determined by the Board acting in good faith, without his or her consent in writing;

(c)	the Board shall obtain shareholder approval of the following:

(i)
any amendment to the maximum number of Common Shares specified in section 2.1 of the Stock Option Plan in respect of which options may be granted under the Plan (other than pursuant to section 2.2 of the Stock Option Plan);

(ii)	any amendment that would reduce the exercise price of an outstanding option (as defined in applicable securities laws), other than pursuant to section 2.2 of the Stock Option Plan;

(iii)	any amendment that would extend the term of any option granted under the Stock Option Plan beyond the expiration date;

(iv)	any cancellation and re-issue of options;

(v)
any amendments to eligible participants that may permit the introduction or re-introduction of non-employee directors on a discretionary basis or amendments that increase limits previously imposed on outside director participation;

(vi)	any amendment which would permit options granted under the Stock Option Plan to be transferable or assignable other than for normal estate settlement purposes; and

(vii)	any amendment to section 6.1(c) of the Stock Option Plan.

•
there are provisions for adjustment in the number of Common Shares issuable on exercise of options in the event of a share consolidation, split, reclassification or other relevant change in the Corporation’s corporate structure or capitalization.

In addition to the foregoing:

•	Employees who are French tax residents may not sell shares acquired on exercise of options before the fourth anniversary of the date of grant.

•	Stock options have zero value to the recipient unless share price increases compared to the share price on the date of issue.

•
The number of stock options granted is based on the target dollar value of the award divided by the average Black-Scholes valuation, calculated on the last trading day of each of the six months preceding the date of approval of the grant, based on the closing market price of the Corporation’s common shares on each such date.

•
The exercise price is the closing market price of the Corporation’s common shares on the TSX (in respect of Canadian participants) or NASDAQ stock exchange (in respect of all other participants) on the effective grant date, which is the second business day following the press release announcing the Corporation’s annual or quarterly financial results, unless on such date a black-out period is in effect, in which case the effective date shall be delayed and shall become the second business day following the cessation of such black-out period.  There are additional requirements arising in connection with those employees who are French tax residents.

Restricted Share Unit Plans

We maintain two RSU plans: a market-based RSU plan, obligations from which are ultimately settled by shares acquired by the Corporation in the market, and a treasury-based RSU plan (the “Treasury RSU”), obligations from which are ultimately settled by the issuance of shares from treasury. The material terms of the Treasury RSU are set out under "Business of the Meeting - Approval of Amended and Restated 2011 Treasury Based Restricted Share Unit Plan".

In the case of the market-based RSU plan, an independent trustee purchases the Corporation’s common shares on the TSX or NASDAQ, using the Corporation’s cash, and holds such shares in trust until the fixed vesting dates.  Eligible participants include employees and, subject to applicable law, outside directors and non-employee corporate officers.  RSUs vest 1/3 on each anniversary of the effective date of the grant, up to and including the third anniversary date.  Vesting of RSUs for employees who are French tax residents commences on the second anniversary of the effective date of the grant.

With respect to both the Treasury RSU and the market-based RSU plan:

•	on each fixed vesting date, RSUs are settled with the Corporation’s common shares held either by the trustee or issued from treasury, on the basis of one common share for each restricted stock unit;

•
the number of RSUs approved for issuance is based on the target dollar value of the award divided by the average closing price of the Corporation’s common shares on the last trading day of each of the six months preceding the date of approval; and

•
on the effective date of each RSU approved for issuance (being the second business day following the Corporation’s quarterly or annual earnings release), the restricted share unit is issued for the fair market value thereof, being a price not less than the closing market price of the Corporation’s common shares on the TSX or NASDAQ on such date.

Retirement Benefits

U.S. 401(k)

The 401(k) program is designed to offer eligible U.S. employees a tax-assisted method of saving for retirement.  The Corporation matches employee contributions up to 3% of gross earnings to the annual allowable maximum.

Canada Registered Retirement Savings Plan

The Canadian Registered Retirement Saving Plan is designed to offer eligible Canadian employees a tax-assisted method of saving for retirement.  The Corporation matches employee contributions up to 3% of gross earnings to the annual allowable maximum.

France

In addition to the mandatory legal requirements, Sierra Wireless SA contributes to a defined contribution pension plan for personnel in France. This plan is based on a supplementary and tax assisted contribution of 4% of earnings, which is shared 60% by the Corporation and 40% by the employee.

Minimum Share Ownership Guidelines

In 2007, minimum share ownership guidelines were established for executives.  Each of these individuals is expected to own a minimum number of the Common Shares that is equal to the lesser of:

•
An amount equal to two (2) times annual base salary in the case of the President and Chief Executive Officer, and an amount equal to one (1) times annual base salary in the case of each other executive, divided by the fair market value of the Common Shares; or

•	48,000 Common Shares for the President and Chief Executive Officer and 12,000 Common Shares for each other executive.

New executives will have five years from the date of their first appointment to comply with the guidelines.

 As of December 31, 2014 Messrs. Cohenour, McLennan and Schieler were in compliance with the guidelines. Messrs. Dodson and Guillemette's holdings were below the minimum threshold as of December 31, 2014.

Failure to meet or maintain these ownership requirements may result in a reduction in future LTI awards and/or other compensation.  There may be instances in which these stock ownership guidelines would place a hardship on the executive.  If such an instance occurs, the Board may consider and approve an alternative stock ownership guideline for that individual, which reflects the intention of these guidelines and the individual’s personal circumstances.  The Corporation expects such instances to be rare.

These guidelines are administered by the Governance and Nominating Committee of the Board.  This committee has the discretion to submit for approval by the Board, and the Board may at any time approve amendments or modifications to these guidelines.

In 2007, minimum share ownership guidelines were established for the members of the Board.  Each director is expected to own a minimum number of Common Shares that is no less than an amount equal to three (3) times the annual board retainer.  Equity ownership consists of a combination of Common Shares and RSUs, using the higher of cost or market.  The annual board retainer does not include meeting fees, committee fees, RSU or stock option awards.

Existing Board members are generally expected to achieve the share ownership levels within three (3) years from September 6, 2007, the Effective Date of the guideline and in the case of new Board members within  three (3) years from their first appointment.  As of December 31, 2014, all of the Board members, except for Mr. Sieber, have achieved the ownership thresholds.  Mr. Sieber joined the Board in January 2014 and will be required to comply with minimum share ownership guidelines over a reasonable period as defined by the Board.

Share Performance

The following graph compares the Corporation’s cumulative shareholder return on a Cdn $100 investment in its Common Shares (made December 31, 2009) to the cumulative return of a comparable investment on the S&P/TSX Composite Index.

	Dec 2009 $	Dec 2010 $	Dec 2011 $	Dec 2012 $	Dec 2013 $	Dec 2014 $
Sierra Wireless, Inc.	100.00	132.92	63.95	70.84	229.79	493.74
S&P/TSX Composite Index	100.00	114.45	101.78	105.85	115.97	124.57
*Assumes re-investment of dividends.

As at December 31, 2014, the share price of the Corporation was approximately 115% of its price one year earlier.

The compound annual growth in NEO total compensation was 7.4% for the five year period ended December 31, 2014, compared to 37.6% compound annual growth of the Corporation's share price in the same period.

Executive Compensation

The following table provides a summary of the compensation earned during each of the last three financial years by each of the Corporation’s NEOs.

Summary Compensation Table (1)

					Non-equity Incentive Plan Compensation ($)
Name and Principal Position	Year	Salary ($)	Share - based Awards(2) ($)	Option - based Awards(3) ($)	Annual Incentive Plans	Long-term Incentive Plans	Pension Value ($)	All Other Compensation(4) ($)	Total Compensation ($)
Jason W. Cohenour Chief Executive Officer	2014	626,167	993,271	415,128	535,402	—	Nil	—	2,569,968
	2013	602,408	2,131,289	513,461	378,573	—	Nil	—	3,625,731
	2012	574,019	1,092,015	356,418	322,135	—	Nil	—	2,344,587
David G. McLennan Chief Financial Officer	2014	315,563	450,047	184,801	205,244	—	Nil	—	1,155,655
	2013	325,360	1,042,673	226,742	155,626	—	Nil	—	1,750,401
	2012	319,358	495,125	156,931	126,200	—	Nil	—	1,097,614
A. Daniel Schieler Senior Vice President and General Manager, OEM Solutions	2014	286,231	206,152	86,156	191,986	—	Nil	—	770,525
	2013	272,767	655,690	106,566	136,223	—	Nil	58,007	1,229,253
	2012	265,000	226,640	73,974	157,196	—	Nil	88,885	811,695
Philippe Guillemette Chief Technology Officer	2014	230,738	187,521	77,021	172,788	—	Nil	68,110	736,178
	2013	245,874	243,731	96,877	142,927	—	Nil	72,892	802,301
	2012	236,354	206,039	64,779	144,474	—	Nil	98,485	750,131
Bill G. Dodson Senior Vice President, Operations	2014	290,475	165,014	67,782	126,203	—	Nil	—	649,474
	2013	305,375	214,403	83,137	149,978	—	Nil	—	752,893
	2012	306,887	165,047	52,310	105,845	—	Nil	—	630,089
Notes:

(1)
All dollar amounts in the Summary Compensation Table and footnotes are reflected in U.S. dollars; however, compensation for Messrs. McLennan, Guillemette and Dodson was awarded, earned or payable in Canadian dollars.  As a result, compensation levels, in U.S. dollar equivalent, may change despite there being no changes in salary levels in the NEO’s payment currency.   The average rates of exchange used to convert Canadian dollar amounts to U.S. dollar amounts for the respective fiscal years were: 2014 — 0.9057; 2013 — 0.9713; 2012 — 1.000.

(2)
Share-based awards represent the fair value of RSUs granted in the year under the Restricted Share Unit Plans. The fair value of the RSUs is based on the closing market price of the Common Shares on the effective date of grant multiplied by the number of RSUs granted.

(3)
Option-based awards represent the fair value of stock options granted in the year under the Stock Option Plan.  The fair value of stock options granted is calculated using the Black-Scholes valuation model.  We use the Black-Scholes model because it provides a meaningful and reasonable estimate of the fair value of stock options. Under this method, the weighted average fair value of each stock option granted to the NEOs in 2014 was $7.05; 2013 — $4.50; 2012 — $3.43 using the following assumptions:

	2014	2013	2012
Annual dividends per share	Nil	Nil	Nil
Expected stock price volatility	46%	50%	57%
Risk-free interest rate	1.19%	0.89%	0.85%
Expected life of options (in years)	4.0	4.0	4.0

There is no dividend yield because the Corporation does not pay, and does not plan to pay, cash dividends on the Common Shares. The expected stock price volatility is based on the historical volatility of our average monthly stock closing prices over a period equal to the expected life of each option grant. The risk-free interest rate is based on yields from government bond yields with a term equal to the expected term of the options being valued. The expected life of options represents the period of time that the options are expected to be outstanding based on historical data of option holder exercise and termination behavior.  We estimate forfeitures at the time of grant and, if necessary, revise that estimate if actual forfeitures differ and adjust stock-based compensation expense accordingly.

(4)
All other compensation includes automobile allowances, housing allowances, living allowances, travel allowances, vacation payouts, contributions to retirement savings plans, tax preparation services and “gross ups” related to payment of taxes. Mr. Guillemette's other compensation includes a housing allowance of $64,487 (2013 - $68,764; 2012 - $76,752). Mr. Schieler’s other compensation includes cost of living allowance of $nil (2013 - $35,000; 2012 - $75,000).

(5)
Mr. Cohenour's compensation is entirely related to his role as the Corporation's President and Chief Executive Officer. He does not receive any compensation in his role as a Director of the Corporation.

(6)
Compensation from Annual Incentive Plans includes amounts earned in the fourth quarter which are not paid out until the first quarter of the following year under the terms of the Corporation's Annual Incentive Plans.

Incentive Plan Awards

Outstanding Option-based Awards and Share-based Awards

The following table sets forth information concerning unexercised options and RSUs that have not vested for each NEO as of December 31, 2014.  For a discussion of the key terms of the Employee Stock Option Plan and Restricted Share Unit Plans, refer to the “Compensation Discussion and Analysis” section of this Information Circular.

	Option-based Awards					Share-based Awards
Name	Number of Securities Underlying Unexercised Options(1) (#)	Option Exercise Price(2) ($)		Option Expiration Date(3)	Value of Unexercised In-the-Money Options(4) (US $)	Number of Units of Common Shares That Have Not Vested(5) (#)	Market or Payout Value of Share-based Awards That Have Not Vested(6) (US $)	Market or Payout Value of Share- based Awards Not Paid out or Distributed (US $)
Jason W. Cohenour	6,135	US$	11.14	February 14, 2016	$5,394,156	219,980	$10,424,852	Nil
	32,148	US$	7.89	February 14, 2017
	62,632	US$	11.56	February 8, 2018
	58,456	US$	19.03	February 7, 2019
David G. McLennan	3,704	Cdn$	10.98	February 14, 2016	2,615,568	104,499	4,963,725	Nil
	15,528	Cdn$	7.90	February 14, 2017
	28,362	Cdn$	11.64	February 8, 2018
	26,471	Cdn$	20.98	February 7, 2019
A. Daniel Schieler	1,274	US$	11.14	February 14, 2016	1,078,577	57,639	2,731,512	Nil
	6,673	US$	7.89	February 14, 2017
	12,999	US$	11.56	February 8, 2018
	12,132	US$	19.03	February 7, 2019
Philippe Guillemette	1,158	US$	10.48	February 24, 2016	1,075,013	32,609	1,546,426	Nil
	6,066	US$	7.59	February 24, 2017
	13,008	US$	11.56	February 8, 2018
	11,029	Cdn$	20.98	February 7, 2019
Bill G. Dodson	14,815	Cdn$	10.98	February 14, 2016	1,753,186	28,001	1,330,053	83,933
	5,176	Cdn$	7.90	February 14, 2017
	18,487	Cdn$	11.64	February 8, 2018
	9,706	Cdn$	20.98	February 7, 2019

Notes:

(1)	Option-based awards vest over four years with 25% vesting after the first year and the remainder vesting monthly thereafter. None of the unexercised options outstanding have different vesting terms.

(2)
The option exercise price is determined by the closing market price on the effective date of grant.  The value of the Common Shares on the NASDAQ is used for U.S. and French employees, and the value of the Common Shares on the TSX is used for Canadian employees.

(3)	Options have a term of five (5) years.

(4)	At December 31, 2014 the closing stock price of the Common Shares on the NASDAQ was US $47.39 and on the TSX was Cdn $55.20.

(5)
Generally, RSUs vest over three (3) years, in equal amounts on the anniversary date of the date of the grant.  However, RSU grants to employees who are resident in France vest on the second anniversary from the date of grant, and any shares issued are subject to an additional two year tax hold period.  Unvested RSUs are comprised of grants dated February 14, 2012, February 08, 2013, May 06, 2013 and February 07, 2014.  On February 07, 2014, Messrs. Cohenour, McLennan, Schieler, Guillemette and Dodson were issued 52,195, 23,635, 10,833, 9,848 and 8,666 RSUs, respectively.

(6)
The market value of RSUs at December 31, 2014 was calculated using the closing stock price of the Common Shares on the NASDAQ of US $47.39 for Messrs. Cohenour, Schieler and Guillemette; and the closing stock price of the Common Shares on the TSX of Cdn $55.20 for Messrs. McLennan, Guillemette and Dodson translated at the spot foreign exchange rate of Cdn $1.00 = US $0.8605.

Value Vested or Earned During Fiscal 2014

The following table sets forth, for each NEO, the value of stock options and RSUs that vested during 2014, as well as the value of non-equity incentive compensation earned during 2014.

Name	Option-based Awards — Value Vested During 2014(1) ($)	Share-based Awards — Value Vested During 2014(2) ($)	Non-Equity Incentive Plan Compensation — Total Value Earned During 2014 ($)
Jason W. Cohenour	1,332,513	2,450,793	535,402
David G. McLennan	642,812	1,156,311	205,244
A. Daniel Schieler	274,099	626,871	191,986
Philippe Guillemette	263,946	292,905	172,788
Bill G. Dodson	224,841	310,168	126,203
Notes:

(1)
This value was determined by calculating the difference between the market price of the underlying securities on the vesting date and the exercise price of the options on the vesting date, multiplied by the number of vested options.  The closing stock price of the Common Shares on the NASDAQ and on the TSX was used for U.S. and Canadian employees, respectively.  Canadian dollar values were translated at the spot foreign exchange rates on the specific vesting dates as provided in note 2 below.

(2)
This value was calculated using the closing stock price of the Common Shares on the NASDAQ and on the TSX, for U.S. and Canadian employees respectively, on each vesting date multiplied by the number of shares acquired or units vested. Canadian dollar values were translated at the spot foreign exchange rates on the specific vesting dates.  The closing market prices and spot foreign exchange rates to translate Canadian dollars into U.S. dollars were as follows:

Date	NASDAQ		TSX		Spot Rate
February 10, 2014	US$	18.75	Cdn$	20.69	0.9051
February 14, 2014	18.51		20.33		0.9107
May 06, 2014	19.73		21.37		0.9183

Termination and Change of Control Benefits

The Corporation has entered into executive employment agreements with each of Messrs. Cohenour, Dodson, McLennan and Schieler under which each executive has agreed to continue to serve the Corporation in his current office and perform the duties of such office for an indefinite term.  Under the terms of each executive employment agreements, the executive has made commitments in favour of the Corporation, including non-competition and non-solicitation covenants, minimum notice periods in the event of the executive’s resignation and continued service for a minimum period of time in the event of a change of control.  In consideration of the services to be rendered by each executive under each of the executive employment agreements, each executive receives an annual salary and is entitled to participate in the management incentive program and long-term incentive plans of the Corporation and the dental, medical and other benefit plans as may be offered by the Corporation to senior officers from time to time.

In the event of the termination of Mr. Cohenour's employment, other than for just cause, disability, death or change of control of the Corporation, the Corporation will provide working notice equal to 18 months plus one additional month of working notice for each completed 12 month period of service to the Corporation, up to a maximum of 24 months.  In the event of the termination of Messrs. Dodson, McLennan or Schieler’s employment, other than for just cause, disability, death or change of control of the Corporation, the Corporation will provide such executive with working notice equal to 12 months, plus one additional month of working notice for each completed 12 month period of service to the Corporation, up to a maximum of 24 months.  In lieu of working notice the Corporation may elect to provide severance pay or may elect any combination of working notice and severance pay.

In addition, the executive employment agreements for Messrs. Cohenour, Dodson, McLennan and Schieler provide a “double trigger” approach upon a change of control for severance and accelerated vesting of equity-based awards.  If Messrs. Cohenour, Dodson, McLennan or Schieler’s employment is terminated within 12 months following a change of control, other than for just cause, disability or death (or is terminated by him for “good reason”), the Corporation will provide such executive an amount equal to 24 months compensation, in the case of Mr. Cohenour, and 18 months compensation in the case of Messrs. Dodson, McLennan and Schieler and all unvested RSUs and unexercised options, rights and warrants held by such executive shall be deemed to vest and will be exercisable for 90 days following the date of termination.

Mr. Guillemette has an employment agreement in France which does not have specific language beyond the legal requirements. The legal severance payments (collective bargaining) are: 1/3 of monthly average salary (based on the past 12 months actually paid compensation) per year of seniority inside the company, three months paid notice and payment of unused vacation days. The maximum severance payment is 12 months. There is an additional contractual six month payment for signing the approved non-competition agreement.

The following table sets forth the estimated amounts payable to each NEO in the event of resignation, termination without cause, and change of control, assuming that the triggering event took place on December 31, 2014.

	Severance	Long Term Incentive(2)	Total Payout
Type of Termination	($)	($)	($)
Jason Cohenour
Resignation (1)	—	—	—
Termination (without cause)	7,831,837	14,102,776	21,934,613
Change of Control	7,925,762	15,577,103	23,502,865
David McLennan
Resignation (1)	—	—	—
Termination (without cause)	3,638,484	6,598,824	10,237,308
Change of Control	2,982,471	7,390,423	10,372,894
A. Daniel Schieler
Resignation (1)	—	—	—
Termination (without cause)	2,107,363	3,494,882	5,602,245
Change of Control	1,623,457	3,800,878	5,424,335
Bill Dodson
Resignation (1)	—	—	—
Termination (without cause)	1,762,407	1,949,591	3,711,998
Change of Control	1,359,299	2,199,083	3,558,382
Philippe Guillemette (3)	—	—	—
Notes:

(1)
Upon written notice of resignation, the Corporation has the right to elect to immediately terminate the NEO's employment. The written notice of resignation cannot be less than six weeks and cannot be more than six months.

(2)	Long Term Incentive represents the unvested stock options and RSUs that become vested as a result of termination without cause and change of control.

(3)
There are currently no contracts, agreements, plans or arrangements in place for Mr. Guillemette that provide for payments following or in connection with any termination, resignation, retirement, change in control of the Corporation or a change in his responsibility beyond the legal requirements in France.

DIRECTOR COMPENSATION

As at December 31, 2014, remuneration for directors of the Corporation who were not officers of the Corporation is as follows:

Annual Retainer	US$	40,000

Additional Compensation:
Chairman’s Retainer	US$	25,000
Audit Committee Member	US$	8,000
Committee Member	US$	6,000
Committee Chair	US$	6,000

Board or committee meeting — in person	US$	1,500
Board or committee — conference call	US$	500

Directors are limited to one meeting participation fee payable per calendar day. All directors are reimbursed for travel and other reasonable expenses incurred in attending Board or committee meetings or while engaged in other Corporation or Board business.

All non-management directors are eligible to participate in the Stock Option Plan and the Restricted Share Unit plans. All of the non-management directors were independent directors of the Corporation at the time the options were granted. Executive officers of the Corporation are not permitted to receive any compensation, including stock options, to which they might otherwise be entitled only by virtue of being directors of the Corporation.

The following table sets forth the total compensation and benefits for our non-employee directors for fiscal 2014.

Name	Fees Earned or Paid in Cash(1) ($)	Share-based Awards(2) (3) ($)	Option-based Awards(2) (4) ($)	Total ($)
Gregory D. Aasen	64,000	60,000	24,645	148,645
Robin A. Abrams	72,500	59,964	25,061	157,525
Paul G. Cataford	79,500	60,000	24,645	164,145
Charles E. Levine (Board Chair)	108,500	59,964	25,061	193,525
Thomas Sieber	65,000	62,673	26,026	153,699
Kent P. Thexton	69,000	60,000	24,645	153,645

(1)	Non-employee director fees are based in U.S. dollars.

(2)
Messrs. Levine and Sieber and Ms. Abrams’ share-based and option-based awards are denominated in U.S. dollars.  All other non-employee director’s awards are denominated in Canadian dollars and translated into U.S. dollars at the exchange rate of Cdn $1.00 = US $0.9076 on the date of grant.

(3)
Each non-employee director received 3,151 RSUs on February 07, 2014, except Mr. Sieber who received 3,151 RSUs on May 05, 2014.  On February 07, 2014, the closing price of the Common Shares on the NASDAQ was US $19.03 and Cdn $20.98 on the TSX. On May 05, 2014, the closing price of the Common Shares on the NASDAQ was US $19.89.

(4)
Each non-employee director received 3,529 option-based awards on February 07, 2014, except Mr. Sieber who received 3,529 option-based awards on May 05, 2014. The fair value at grant date was calculated using the Black-Scholes option pricing model as discussed in note 3 of the “Summary Compensation Table” in this Information Circular.  The fair value on February 07, 2014 was US $7.10 or Cdn $7.69 and the fair value on May 05, 2014 was US $7.37.

The following table sets forth the outstanding option-based awards and share-based awards for our non-employee directors as at December 31, 2014.

	Option-based Awards					Share-based Awards
	Number of Securities Underlying Unexercised Options(1)	Option Exercise Price(2)		Option Expiration	Value of Unexercised In- the- Money Options(4)	Number of Units of Common Shares That Have Not Vested(5)	Market or Payout Value of Share-based Awards That Have Not Vested(6)	Market Payout Value of Vested Share-based Awards Not Paid out or Distributed
Name	(#)	($)		Date(3)	(US $)	(#)	(US $)	(US $)
Gregory D. Aasen	371	Cdn$	10.98	February 14, 2016	338,801	10,436	495,712	118,703
	1,941	Cdn$	7.90	February 14, 2017
	3,782	Cdn$	11.64	February 8, 2018
	3,529	Cdn$	20.98	February 7, 2019
Robin A. Abrams	4,259	US$	7.58	May 7, 2017	510,518	9,549	452,527	Nil
	6,723	US$	11.56	February 8, 2018
	3,529	US$	19.03	February 7, 2019
Paul G. Cataford	441	Cdn$	10.98	February 14, 2016	343,800	10,436	495,712	Nil
	1,956	Cdn$	7.90	February 14, 2017
	3,828	Cdn$	11.64	February 8, 2018
	3,529	Cdn$	20.98	February 7, 2019
Charles E. Levine	5,926	US$	11.14	February 14, 2016	801,120	10,436	494,562	Nil
	6,211	US$	7.89	February 14, 2017
	6,723	US$	11.56	February 8, 2018
	3,529	US$	19.03	February 7, 2019
Thomas Sieber	3,529	US$	19.89	May 5, 2019	97,048	3,151	149,326	Nil
Kent P. Thexton	371	Cdn$	10.98	February 14, 2016	338,801	10,436	495,712	118,703
	1,941	Cdn$	7.90	February 14, 2017
	3,782	Cdn$	11.64	February 8, 2018
	3,529	Cdn$	20.98	February 7, 2019

Notes:

(1)	Option-based awards vest over four years with 25% vesting after the first year and the remainder vesting monthly thereafter. None of the unexercised options outstanding have different vesting terms.

(2)
Option exercise price is determined by the closing market price on the effective date of grant.  The value of the Common Shares on the NASDAQ is used for Messrs. Levine, Sieber and Ms. Abrams, and the value of the Common Shares on the TSX is used for the other non-employee Canadian directors.

(3)	Options have a term of five (5) years.

(4)	At December 31, 2014 the closing stock price of the Common Shares on the NASDAQ was US $47.39; and on the TSX was Cdn $55.20.

(5)
RSUs vest over three (3) years, in equal amounts on the anniversary date of the date of the grant.  Each non-employee director other than Ms. Abrams was granted 8,357 RSUs on February 14, 2012.  Ms. Abrams was granted 5,696 RSUs on May 7, 2012. Each non-employee director was granted 6,747 RSUs on February 8, 2013, and 3,151 on February 7, 2014. Mr. Sieber joined the Board in early 2014 and was granted 3,151 RSUs on May 5, 2014.

(6)
The market value of RSUs that have not vested at December 31, 2014 was calculated using the closing stock price of the Common Shares on the NASDAQ of US $47.39 for Messrs. Levine, Sieber and Ms. Abrams; and the closing stock price of the Common Shares on the TSX of Cdn $55.20 for the other non-employee Canadian directors translated at the spot foreign exchange rate of Cdn $1.00 = US$0.8605.

The following table sets forth the amounts that each non-employee director would have earned during the year if the stock options that vested were exercised as well as the value realized upon vesting of RSUs during 2014.

Name	Option-based Awards — Value Vested During 2014(1) ($)	Share-based Awards — Value Vested During 2014(3) ($)
Gregory D. Aasen	$87,793	$119,857
Robin A. Abrams	49,975	78,003
Paul G. Cataford	87,793	119,857
Charles E. Levine	81,682	119,892
Thomas Sieber	nil	nil
Kent P. Thexton	87,793	119,857
Notes:

(1)
The value of option-based awards that vested during the year was calculated using the closing stock price of the Common Shares on the NASDAQ or on the TSX, for U.S. and Canadian directors, respectively, on each vesting date multiplied by the number of vested options.  Canadian dollar values were translated at the spot foreign exchange rates on the specific vesting dates.  All option-based awards vested when the market price was less than the exercise price, and therefore, a market value of zero was assigned to those options on the vesting date.

(2)
RSUs vest over three (3) years, in equal amounts on the anniversary date of the date of the grant.  On February 14, 2011, all non-employee directors received 4,240 RSUs of which 1,413 vested on February 14, 2012.  On February 14, 2012 all non-employee directors received 8,357 RSUs, of which 2,786 vested on February 14, 2013 and on May 7, 2012 Ms. Abrams received 5,696, of which 1,898 vested on May 7, 2013. On February 8, 2013, all non-employee directors received 6,747 RSUs, of which 2,248 vested on February 8, 2014. On February 7, 2014, all non-employee directors received 3,151 RSUs and Mr. Sieber received 3,151 RSUs on May 5, 2014, none of which had vested during 2014.

(3)
The value earned upon vesting was calculated by multiplying the closing market price on the date of vesting of the units acquired for the U.S. and Canadian based non-employee directors respectively. The closing market prices and spot foreign exchange rates to translate Canadian dollars into  U.S. dollars were as follows:

Date	NASDAQ		TSX		Spot FX Rate
February 10, 2014	US$	18.75	Cdn$	20.69	0.9051
February 14, 2014	18.51		20.33		0.9107
May 7, 2014	18.88		20.52		0.9178

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table summarizes, as at December 31, 2014, the securities authorized for issuance under the Stock Option Plan and Treasury RSU.

Plan Category		(a) Number of securities to be issued upon exercise of outstanding options and RSUs	(b) Weighted-average exercise price of outstanding options and RSUs		(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column(a))

Equity compensation plans approved by securityholders (1)	Stock Option Plan	1,144,057	Cdn $	13.94	2,042,797
			US $	12.00
	Treasury RSU Plan	537,209		Nil	327,166
Equity compensation plans not approved by securityholders		Nil		Nil	Nil
Total		1,681,266	Cdn $	13.94	2,369,963
			US $	12.00

(1)	As of April 16, 2015, the Corporation had 1,144,276 options issued and outstanding under the Stock Option Plan and 585,859 RSUs outstanding under the Treasury RSU plan.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As of the date hereof there is, and during the most recently completed financial year there was, no indebtedness outstanding to the Corporation or any of its subsidiaries owed by any current and former officers, directors and employees of the Corporation and its subsidiaries or any of their associates.

DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE

The Corporation maintains directors’ and officers’ liability insurance.  In the year ended December 31, 2015, the aggregate amount charged against earnings by the Corporation for the premium paid in respect of such insurance was approximately US $378,000.  The policy does not specify that any part of the premium is paid in respect of either directors as a group or officers as a group.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available on SEDAR at www.sedar.com. Financial information is provided in the Corporation’s consolidated financial statements and Management’s Discussion and Analysis for its most recently completed financial year.  The consolidated financial statements of the Corporation for the fiscal year ended December 31, 2014, together with the auditor’s report on these statements, will be placed before shareholders at the Meeting.

The Corporation will provide, upon request to the Corporate Secretary by a shareholder, the Corporation’s Annual Report that includes the consolidated financial statements and Management’s Discussion and Analysis for its most recently completed financial year together with the accompanying report of the Corporation’s auditors. Shareholders may contact the Corporate Secretary of the Corporation at 13811 Wireless Way, Richmond, British Columbia, telephone (604) 231-1100.

GENERAL

All matters referred to herein for approval by the shareholders require a simple majority of the shareholders voting, in person or by proxy, at the Meeting.

The Corporation knows of no other matters to be submitted to the Meeting.  If any other matters properly come before the Meeting, the persons named in the accompanying form of proxy will vote the Common Shares represented by the proxy as the Board may recommend or as the proxy holders, acting in their sole discretion, may determine.

DIRECTORS’ APPROVAL OF THIS CIRCULAR

The contents and sending of this Information Circular have been approved by the Board of the Corporation.

Dated at Richmond, British Columbia this 16th day of April, 2015.

 On Behalf of the Board

“David G. McLennan”

David G. McLennan
Chief Financial Officer and Secretary

APPENDIX A

Summary of Amended and Restated Shareholder Rights Plan
The following is a summary of the features of the Proposed Plan. The summary is qualified in its entirety by the full text of the Proposed Plan, the proposed final form of which is available on request from the Secretary of the Corporation at the address noted on the first page of this Information Circular.
Terms of the Rights Plan
All capitalized terms used in this summary without definition have the meanings attributed to them in the Proposed Plan unless otherwise indicated. Except where specifically mentioned in the following summary, there are no substantive differences between the Proposed Plan and the Existing Plan.

(a)
Issuance of Rights. One Right was issued by the Corporation in respect of each Common Share outstanding at the close of business on April 27, 2000, the date of implementation of the Original Plan (as reconfirmed under the Existing Plan), and one Right was issued in respect of each Common Share of the Corporation issued thereafter, prior to the earlier of the Separation Time and the Expiration Time. Under the Proposed Plan, the Rights are simply reconfirmed and the Corporation reconfirms its authorization to continue the issuance of one new Right for each Common Share issued. Each Right entitles the registered holder thereof to purchase from the Corporation one Common Share at an exercise price equal to three times the Market Price per Common Share prior to the Separation Time or, from and after the Separation Time, at an exercise price equal to three times the Market Price per Common Share as at the Separation Time, in each case subject to adjustment and certain anti-dilution provisions (the “Exercise Price”).

The Rights are not exercisable until the Separation Time. If a Flip-In Event occurs, each Right will entitle the registered holder to receive, upon payment of the Exercise Price, Common Shares of the Corporation having an aggregate market price equal to twice the Exercise Price.
The Corporation is not required to issue or deliver Rights, or securities upon the exercise of Rights, outside Canada or the United States where such issuance or delivery would be unlawful without registration of the relevant Persons or securities. If the Proposed Plan would require compliance with securities laws or comparable legislation of a jurisdiction outside Canada and the United States, the Board may establish procedures for the issuance to a Canadian resident fiduciary of such securities, to hold such Rights or other securities in trust for the Persons beneficially entitled to them, to sell such securities, and to remit the proceeds to such Persons.

(b)
Trading of Rights. Until the Separation Time (or the earlier termination or expiration of the Rights), the Rights will be evidenced by the certificates representing the Common Shares of the Corporation and will be transferable only together with the associated Common Shares. From and after the Separation Time, separate certificates evidencing the Rights (“Rights Certificates”) will be mailed to holders of record of Common Shares (other than an Acquiring Person) as of the Separation Time. Rights Certificates will also be issued in respect of Common Shares issued prior to the Expiration Time, to each holder (other than an Acquiring Person) converting, after the Separation Time, securities (“Convertible Securities”) convertible into or exchangeable for Common Shares. The Rights will trade separately from the Common Shares after the Separation Time.

(c)
Separation Time. The Separation Time is the Close of Business on the tenth Business Day after the earlier of (i) the “Stock Acquisition Date”, which is generally the first date of public announcement of facts indicating that a Person has become an Acquiring Person; and (ii) the date of the commencement of, or first public announcement of the intent of any Person (other than the Corporation or any Subsidiary of the Corporation) to commence a Take-over Bid (other than a Permitted Bid or a Competing Permitted Bid, and the Proposed Plan requires such bid to continue to satisfy the requirements of a Permitted Bid or

Competing Permitted Bid). In either case, the Separation Time can be such later date as may from time to time be determined by the Board. If a Take-over Bid expires, is canceled, terminated or otherwise withdrawn prior to the Separation Time, it shall be deemed never to have been made.

(d)
Acquiring Person. In general, an Acquiring Person is a Person who is the Beneficial Owner of 20% or more of the Corporation’s outstanding Voting Shares. Excluded from the definition of “Acquiring Person” are the Corporation and its Subsidiaries, and any Person who becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares as a result of one or more or any combination of an acquisition or redemption by the Corporation of Voting Shares, a Permitted Bid Acquisition, an Exempt Acquisition, a Convertible Security Acquisition and a Pro Rata Acquisition. The definitions of “Permitted Bid Acquisition”, “Exempt Acquisition”, “Convertible Security Acquisition” and “Pro Rata Acquisition” are set out in the Proposed Plan. However, in general:

(i)	a “Permitted Bid Acquisition” means an acquisition of Voting Shares made pursuant to a Permitted Bid or a Competing Permitted Bid;

(ii)
an "Exempt Acquisition" means an acquisition of Voting Shares (1) in respect of which the Board has waived the application of the Proposed Plan, (2) which was made prior to the original date of the Original Plan (being April 27, 2000), (3) which was made pursuant to a distribution reinvestment plan of the Corporation, (4) which was made pursuant to the receipt or exercise of rights issued by the Corporation to all the holders of Voting Shares (other than holders resident in a jurisdiction where such distribution is restricted or impracticable as a result of applicable law) to subscribe for or purchase Voting Shares or Convertible Securities (provided that the Person does not thereby acquire a greater percentage of the Voting Shares or Convertible Securities so offered than the percentage owned immediately prior to such acquisition), (5) which was made pursuant to a distribution to the public by the Corporation of Voting Shares or Convertible Securities made pursuant to a prospectus (provided that the Person does not thereby acquire a greater percentage of the Voting Shares or Convertible Securities so offered than the percentage owned immediately prior to such acquisition), (6) which was made pursuant to a distribution by the Corporation of Voting Shares or Convertible Securities by way of a private placement by the Corporation, a securities exchange take-over bid circular or upon the exercise by an individual employee of Voting Shares options or rights granted under a Voting Share option or rights incentive plan of the Corporation or rights to purchase securities granted under a Voting Share purchase plan of the Corporation, or (7) pursuant to an amalgamation, merger, business combination or other similar transaction (statutory or otherwise, but for greater certainty not including a Take-over Bid) requiring shareholder approval;

(iii)
a “Convertible Security Acquisition” means an acquisition of Voting Shares upon the exercise of Convertible Securities received by such Person pursuant to a Permitted Bid Acquisition, Exempt Acquisition or a Pro Rata Acquisition; and

(iv)
a “Pro Rata Acquisition” means an acquisition of Voting Shares or Convertible Securities as a result of a stock dividend, a stock split or other similar event, acquired on the same pro rata basis as all other holders of Voting Shares.

Also excluded from the definition of “Acquiring Person” are underwriters or members of a banking or selling group acting in connection with a distribution of securities by way of prospectus or private placement, and a Person in its capacity as an Investment Manager, Trust Company, Plan Trustee, Statutory Body, Crown agent or agency or, as a new provision added to the Proposed Plan, a Mutual Fund or its Manager, all as defined below (provided that any of the foregoing persons is not making or proposing to make a Take-over Bid).

To the best of the knowledge of the directors and senior officers of the Corporation, as of the date hereof, no person is the Beneficial Owner of 20% or more of the outstanding Voting Shares.

(e)
Grandfathered Persons. Shareholders of the Corporation who are the Beneficial Owner of 20% or more of the outstanding Common Shares of the Corporation at the Record Time are Grandfathered Persons. Grandfathered Persons are also excluded from the definition of “Acquiring Person”. However, if a Grandfathered Person ceases to own 20% or more of the outstanding Common Shares, or becomes the Beneficial Owner of an additional 1% of the outstanding Common Shares of the Corporation other than through the share acquisitions or redemptions of shares by the Corporation, Permitted Bid Acquisitions, Exempt Acquisitions, Convertible Security Acquisitions or Pro Rata Acquisitions, then this exception shall cease to be applicable.

(f)
Beneficial Ownership. In general, a Person is deemed to Beneficially Own Common Shares actually held by others in circumstances where those holdings are or should be grouped together for purposes of the Proposed Plan. Included are holdings by the Person’s Affiliates (generally, a person that controls, is controlled by, or under common control with another person) and Associates (generally, relatives sharing the same residence). Also included are securities which the Person or any of the Person’s Affiliates or Associates has the right to acquire within 60 days (other than (1) customary agreements with and between underwriters and/or banking group and/or selling group members with respect to a public offering of securities; or (2) pursuant to a pledge of securities).

A Person is also deemed to “Beneficially Own” any securities that are Beneficially Owned (as described above) by any other Person with which the Person is acting jointly or in concert (a “Joint Actor”). A Person is a Joint Actor with any Person who is a party to an agreement, arrangement or understanding with the first Person or an Associate or Affiliate thereof for the purpose of acquiring or offering to acquire Common Shares.
Institutional Shareholder Exemptions from Beneficial Ownership
The definition of “Beneficial Ownership” contains several exclusions whereby a Person is not considered to “Beneficially Own” a security. There are exemptions from the deemed “Beneficial Ownership” provisions for institutional Shareholders acting in the ordinary course of business. These exemptions apply to (i) an investment manager (“Investment Manager”) which holds securities in the ordinary course of business in the performance of its duties for the account of any other Person (a “Client”); (ii) a licensed trust company (“Trust Company”) acting as a trustee or administrator or in a similar capacity in relation to the estates of deceased or incompetent persons (each an “Estate Account”) or in relation to other accounts (each an “Other Account”) and which holds such security in the ordinary course of its duties for such accounts; (iii) the administrator or the trustee (a “Plan Trustee”) of one or more pension funds or plans (a “Plan”) registered under applicable law; (iv) a Person who is a Plan or is a Person established by statute (the “Statutory Body”), and its ordinary business or activity includes the management of investment funds for employee benefit plans, pension plans, insurance plans, or various public bodies, (v) a Crown agent or agency; or a Person (a "Manager") who is the manager or trustee of a mutual fund (a "Mutual Fund") that is registered or qualified to issue its securities to investors under the securities laws of any province of Canada or the laws of the United States of America, or such Person is a Mutual Fund (subsection (vi) being a new addition to the Proposed Plan). The foregoing exemptions only apply so long as the Investment Manager, Trust Company, Plan Trustee, Plan, Statutory Body, Crown agent or agency or Manager or Mutual Fund is not then making or has not then announced an intention to make a Take-over Bid, other than an Offer to Acquire Voting Shares or other securities pursuant to a distribution by the Corporation or by means of ordinary market transactions.
A Person will not be deemed to “Beneficially Own” a security because (i) the Person is a Client of the same Investment Manager, an Estate Account or an Other Account of the same Trust Company, or Plan with the same Plan Trustee as another Person or Plan on whose account the Investment Manager, Trust Company or Plan Trustee, as the case may be, holds such security; or (ii) the Person is a Client of an Investment Manager, Estate Account, Other Account or Plan, and the security is owned at law or in equity by the Investment Manager, Trust Company or Plan Trustee, as the case may be.
Exemption for Permitted Lock-up Agreement
A Person will not be deemed to “Beneficially Own” any security where the holder of such security has agreed to deposit or tender such security pursuant to a Permitted Lock-up Agreement to a Take-over Bid made by such Person or such Person’s Affiliates or Associates or a Joint Actor, or such security has been deposited or tendered pursuant to a Take-over Bid made by such Person or such Person’s Affiliates, Associates or Joint Actors until the earliest time at which any such tendered security is accepted unconditionally for payment or is take up or paid for.
A Permitted Lock-up Agreement is essentially an agreement between a Person and one or more holders of Voting Shares (the terms of which are publicly disclosed and available to the public within the time frames set forth in the definition of Permitted Lock-up Agreement) pursuant to which each Locked-up Person agrees to deposit or tender Voting Shares to the Lock-up Bid and which further provides that such agreement permits the Locked-up Person to withdraw its Voting Shares in order to deposit or tender the Voting Shares to another Take-over Bid or support another transaction: (i) at a price or value that exceeds the price under the Lock-Up Bid; or (ii) that contains an offering price that exceeds the offering price in the Lock-up Bid by as much as or more than a Specified Amount and does not provide for a Specified Amount greater than 7% of the offering price in the Lock-up Bid.
A permitted Lock-up Agreement may contain a right of first refusal or require a period of delay to give the Person who made the Lock-up Bid an opportunity to match a higher price in another Take-Over Bid or other similar limitation on a Locked-up Person’s right to withdraw Voting Shares so long as the limitation does not preclude the exercise by the Locked-up Person of the right to withdraw Voting Shares during the period of the other Take-Over Bid or transaction. Finally, under a Permitted Lock-up Agreement no “break up” fees, “top up” fees, penalties, expenses or other amounts that exceed in aggregate the greater of (i) 2.5% of the price or value of the consideration payable under the Lock-up Bid; and (ii) 50% of the amount by which the price or value of the consideration received by a Locked-up Person under another Take-Over Bid or transaction exceeds what such Locked-up Person would have received under the Lock-up Bid can be payable by such Locked-up Person if the Locked-up Person fails to deposit or tender Voting Shares to the Lock-up Bid or withdraws Voting Shares previously tendered thereto in order to deposit such Voting Shares to another Take-Over Bid or support another transaction.

(g)
Flip-In Event. A Flip-In Event occurs when any Person becomes an Acquiring Person. In the event that, prior to the Expiration Time, a Flip-In Event which has not been waived by the Board occurs (see “Redemption, Waiver and Termination”), each Right (except for Rights Beneficially Owned or which may thereafter be Beneficially Owned by an Acquiring Person, an Affiliate or Associate of an Acquiring Person or a Joint Actor (or a transferee of such a Person), which Rights will become null and void) shall constitute the right to purchase from the Corporation, upon exercise thereof in accordance with the terms of the Proposed Plan, that number of Common Shares having an aggregate Market Price on the date of the Flip-In Event equal to twice the Exercise Price, for the Exercise Price (such Right being subject to anti-dilution adjustments).

(h)	Permitted Bid and Competing Permitted Bid. A Permitted Bid is a Take-over Bid made by way of a Take-over Bid circular and which complies with the following additional provisions:

(i)	the Take-over Bid is made to all holders of record of Voting Shares as registered on the books of the Corporation, other than the Offeror;

(ii)	the Take-over Bid contains irrevocable and unqualified conditions that:

A.
no Voting Share shall be taken up or paid for pursuant to the Take-over Bid prior to the close of business on a date which is not less than 60 days (currently 45 days in the Existing Plan) following the date of the Take-over Bid and the provisions for the take-up and payment for Voting Shares tendered or deposited thereunder shall be subject to such irrevocable and unqualified condition;

B.
unless the Take-over Bid is withdrawn, Voting Shares may be deposited pursuant to the Take-over Bid at any time prior to the close of business on the date of first take-up or payment for Voting Shares and all Voting Shares deposited pursuant to the Take-over Bid may be withdrawn at any time prior to the close of business on such dates;

C.
more than 50% of the outstanding Voting Shares held by Independent Shareholders must be deposited to the Take-over Bid and not withdrawn at the close of business on the date of first take-up or payment for Voting Shares; and

D.
in the event that more than 50% of the then outstanding Voting Shares held by Independent Shareholders have been deposited to the Take-over Bid and not withdrawn as at the date of first take-up or payment for Voting Shares under the Take-over Bid, the Offeror will make a public announcement of that fact and the Take-over Bid will remain open for deposits and tenders of Voting Shares for not less than 10 Business Days from the date of such public announcement.

A Competing Permitted Bid is a Take-over Bid that is made after a Permitted Bid has been made but prior to its expiry, satisfies all the requirements of a Permitted Bid as described above, except that a Competing Permitted Bid is not required to remain open for 60 days so long as it is open until the later of (i) the earliest date on which Common Shares may be taken-up or paid for under any earlier Permitted Bid or Competing Permitted Bid that is in existence and (ii) 35 days (or such other minimum period of days as may be prescribed by applicable law in British Columbia) after the date of the Take-over Bid constituting the Competing Permitted Bid.

(i)	Redemption, Waiver and Termination.

(i)	Redemption of Rights on Approval of Holders of Voting Shares and Rights.
The Board acting in good faith may, after having obtained the prior approval of the holders of Voting Shares or Rights, at any time prior to the occurrence of a Flip-In Event, elect to redeem all but not less than all of the then outstanding Rights at a redemption price of $0.00001 per Right, appropriately adjusted for anti-dilution as provided in the Proposed Plan (the “Redemption Price”).

(ii)	Waiver of Inadvertent Acquisition.
The Board acting in good faith may waive the application of the Proposed Plan in respect of the occurrence of any Flip-In Event if (i) the Board has determined that a Person became an Acquiring Person under the Proposed Plan by inadvertence and without any intent or knowledge that it would become an Acquiring Person; and (ii) the Acquiring Person has reduced its Beneficial Ownership of Voting Shares such that at the time of waiver the Person is no longer an Acquiring Person.

(iii)	Deemed Redemption.
In the event that a Person who has made a Permitted Bid or a Take-over Bid in respect of which the Board has waived or has deemed to have waived the application of the Proposed Plan consummates the acquisition of the Voting Shares, the Board shall be deemed to have elected to redeem the Rights for the Redemption Price.

(iv)	Discretionary Waiver with Mandatory Waiver of Concurrent Bids.
The Board acting in good faith may, prior to the occurrence of the relevant Flip-In Event as to which the Proposed Plan has not been waived under this clause, upon prior written notice to the Rights Agent, waive the application of the Proposed Plan to a Flip-In Event that may occur by reason of a Take-over Bid made by means of a Take-over Bid circular to all holders of record of Voting Shares. However, if the Board waives the application of the Proposed Plan, the Board shall be deemed to have waived the application of the Proposed Plan in respect of any other Flip-In Event occurring by reason of such a Take-over Bid made prior to the expiry of a bid for which a waiver is, or is deemed to have been, granted.

(v)	Discretionary Waiver Respecting Acquisition not by Take-over Bid Circular.
The Board acting in good faith may, with the prior consent of the holders of Voting Shares, determine, at any time prior to the occurrence of a Flip-In Event as to which the application of the Proposed Plan has not been waived, if such Flip-In Event would occur by reason of an acquisition of Voting Shares otherwise than pursuant to a Take-over Bid made by means of a Take-over Bid circular to holders of Voting Shares and otherwise than by inadvertence when such inadvertent Acquiring Person has then reduced its holdings to below 20%, to waive the application of the Proposed Plan to such Flip-In Event. However, if the Board waives the application of the Proposed Plan, the Board shall extend the Separation Time to a date subsequent to and not more than 10 Business Days following the meeting of Shareholders called to approve such a waiver.

(vi)	Redemption of Rights on Withdrawal or Termination of Bid.
Where a Take-over Bid that is not a Permitted Bid is withdrawn or otherwise terminated after the Separation Time and prior to the occurrence of a Flip-In Event, the Board may elect to redeem all the outstanding Rights at the Redemption Price.
If the Board is deemed to have elected or elects to redeem the Rights as described above, the right to exercise the Rights will thereupon, without further action and without notice, terminate and the only right thereafter of the holders of Rights is to receive the Redemption Price. Within 10 Business Days of any such election or deemed election to redeem the Rights, the Corporation will notify the holders of the Voting Shares or, after the Separation Time, the holders of the Rights.

(j)
Anti Dilution Adjustments. The Exercise Price of a Right, the number and kind of shares subject to purchase upon exercise of a Right, and the number of Rights outstanding, will be adjusted in certain events, including:

(i)
if there is a dividend payable in Voting Shares or Convertible Securities (other than pursuant to any optional stock dividend program or dividend reinvestment plan or a dividend payable in Voting Shares in lieu of a regular periodic cash dividend) on the Common Shares, or a subdivision or consolidation of the Common Shares, or an issuance of Common Shares or Convertible Securities in respect of, in lieu of or in exchange for Common Shares; or

(ii)
if the Corporation fixes a record date for the distribution to all holders of Common Shares of certain rights or warrants to acquire Common Shares or Convertible Securities, or for the making of a distribution to all holders of Common Shares of evidences of indebtedness or assets (other than regular periodic cash dividends or stock dividends payable in Common Shares) or rights or warrants.

With respect to adjustments occurring as a result of a distribution of rights or warrants, for internal consistency in the Proposed Plan and to avoid triggering the anti-dilution provisions in relatively insignificant circumstances and where the Corporation has complied with the requirements of applicable stock exchanges, an adjustment will only occur if such rights or warrants have an exercise price that is less than 90% of the Market Price per Common Share on the record date for such distribution.

(k)
Supplements and Amendments. The Corporation may make amendments to correct any clerical or typographical error, or which are necessary to maintain the validity of the Proposed Plan as a result of any change in any applicable legislation, rules or regulation. Any changes made to maintain the validity of the Proposed Plan may be made subject to subsequent confirmation by the holders of the Common Shares or after the Separation Time, the holders of the Rights.

Subject to the above exceptions, after the Meeting, any amendment, variation or deletion of or from the Proposed Plan and the Rights, is subject to the prior approval of the holders of Common Shares, or, after the Separation Time, the holders of the Rights.
The Board reserves the right to alter any terms of or not to proceed with the Proposed Plan at any time prior to the Meeting in the event that the Board determines that it would be in the best interests of the Corporation and its shareholders to do so, in light of subsequent developments, provided that such action would not materially adversely affect the interests of the holders of Rights generally (under the Existing Plan, this amendment provision is applicable whether or not such action would materially adversely affect the interests of the holders of Rights generally).

(l)
Expiration. If the Proposed Plan is ratified, confirmed and approved at the Meeting, it will become effective immediately following such approval and remain in force until the earlier of the Termination Time (the time at which the right to exercise Rights shall terminate pursuant to the Proposed Plan) and the termination of the annual meeting of the shareholders in the year 2018 unless at or prior to such meeting the Independent Shareholders ratify the continued existence of the Proposed Plan.

APPENDIX B

SIERRA WIRELESS, INC.
2011 TREASURY BASED
RESTRICTED SHARE UNIT PLAN

1.	PURPOSE

1.1
This Restricted Share Unit Plan has been established by the Company to provide long-term incentives for the success of the Company, to support the objectives of employee share ownership, to foster a responsible balance between short term and long term results, and to build and maintain a strong spirit of performance and entrepreneurship.

2.	PLAN DEFINITIONS AND INTERPRETATIONS

2.1	In this Plan, the following terms have the following meanings:

(a)	“Accelerated Payment Date” has the meaning ascribed thereto in Section 7;

(b)	“Account” has the meaning ascribed thereto in section 5.1;

(c)
“Applicable Law” means any applicable provision of law, domestic or foreign, including, without limitation, the Securities Act (British Columbia), the U.S. Securities Act of 1933, as amended, and the U.S. Securities Exchange Act of 1934, as amended, together with all regulations, rules, policy statements, rulings, notices, orders or other instruments promulgated thereunder and Stock Exchange Rules;

(d)	“Applicable Withholding Taxes” has the meaning ascribed thereto in Section 15.5;

(e)	“Award” means an award of Share Units granted to a Participant under the Plan;

(f)	“Award Value” means the target dollar amount for an Award as contemplated by section 3.1 hereof.

(g)
“Beneficiary” means any person designated by a Participant by written instrument filed with the Company to receive any amount, securities or property payable under the Plan in the event of the Participant’s death or, failing any such effective designation, the Participant’s legal representative;

(h)	“Black-Out Extension Term” means ten (10) business days from the date that any Black-Out Period ends;

(i)
“Black-Out Period” means a period of time (i) during which, pursuant to policies relating to insider trading adopted by the Board, certain designated persons may not trade in any securities of the Company; or (ii) when there exists undisclosed material information in respect of the Company;

(j)
“Board” means the board of directors of the Company and, to the extent that any or all of the powers of the Board are delegated to the Committee in accordance with section 13.1 hereof, includes the Committee;

(k)	“Business Day” means any day other than a Saturday, a Sunday or a statutory holiday observed in the Province of British Columbia;

(l)
“Committee” means a committee appointed by the Board, or, if no committee is appointed, the Board, as such committee may be constituted from time to time and may be designated to, inter alia, interpret, administer and implement the Plan;

(m)	“Company” means Sierra Wireless, Inc. and its respective successors and assigns;

(n)
“Corporate Transaction” means a sale of all or substantially all of the Company’s assets or shares, or a merger, consolidation or other capital reorganization of the Company with or into another corporation;

(o)
“Designated Affiliated Entity” means a person (including a trust or a partnership) or company in which the Company has a significant investment and which the Company designates as such for the purposes of this Plan;

(p)	“Disability” means the illness or mental or physical disability or total or partial incapacity of an individual, as certified by a duly qualified medical practitioner, such that:

(i)
solely due to such illness, mental or physical disability or incapacity, the individual is unable to perform his duties or unable to competently perform his duties as an employee of the Company, a Subsidiary or Designated Affiliated Entity either for any consecutive 4 month period or for any period of 6 months (whether or not consecutive) in any consecutive 12 month period; or

(ii)	a court of competent jurisdiction has declared such individual to be mentally incompetent or incapable of managing his or her affairs;

(q)	“Effective Date” means the 17th day of May, 2011, when this Plan was approved by the shareholders of the Company;

(r)
“Exercise Date” means the day upon which the Company receives notice from the Participant of exercise of all or a portion of the Vested Share Units held by such Participant or, failing such notice, the day immediately prior to the Expiry Date;

(s)
“Expiry Date” means the date determined by the Committee (not to exceed five (5) years from the Grant Date), subject to extension in accordance with section 7.9, in connection with each Award made pursuant to the Plan which is the last Business Day on which Shares may be issued pursuant to Awards granted hereunder;

(t)
“Fair Market Value” means, on any particular date, the closing sales price of the Shares (or if such price is not reported then the mean of the bid and ask prices) on the Toronto Stock Exchange (in respect of Canadian Participants) and on the Nasdaq Global Market (in respect of all other Participants) or, if the Shares are not traded on such date, then on the immediately preceding trading date. In the event that the Shares are not listed and posted for trading on any stock exchange, the Fair Market Value shall be the fair market value of the Shares as determined by the Board in its sole discretion, acting reasonably and in good faith;

(u)	“Fiscal Year” means a fiscal year of the Company;

(v)	“Grant Agreement” means an agreement between the Company and a Participant under which an Award is granted, together with such amendments, deletions or changes thereto as are permitted under the Plan;

(w)	“Grant Date” means the date as of which an Award shall take effect, provided that the Grant Date shall not be a date prior to the date the Committee approves an Award;

(x)	“including” means including without limitation;

(y)	“Insider” shall have the meaning given to that term in the TSX rules relating to security-based compensation arrangements;

(z)	“Issue Date” means, with respect to any Award, the date upon which Shares covered thereunder shall be issued to the Participant of such Award;

(aa)	“Outside Director” means every director of the Company who is not a full-time employee or independent contractor of the Company;

(bb)	“Participant” means any person who is:

(i)
a full-time employee or independent contractor of the Company and its majority-owned subsidiaries (“subsidiaries”), or a part-time employee or independent contractor of the Company and its subsidiaries working not less than 20 hours per week; or

(ii)	a consultant to the Company or a subsidiary in respect of whom the Company is permitted to grant Options; or

(iii)	an Outside Director of the Company or a subsidiary;

(cc)	“Plan” means this 2011 Treasury Based Restricted Share Unit Plan, as amended and restated from time to time;

(dd)	“Security Based Compensation Arrangement” has the meaning ascribed thereto in the provisions of the TSX rules relating to security based compensation arrangements;

(ee)
“Shares” means the common shares of the Company, and includes any shares of the Company into which such shares may be converted, reclassified, subdivided, consolidated, exchanged or otherwise changed, whether pursuant to a reorganization, amalgamation, merger, arrangement or other form of reorganization and “Share” means one such common share of the Company;

(ff)	“Share Unit” means a right, granted in accordance with section 3.1 hereof, to receive a Share;

(gg)	“Stock Exchange Rules” means the applicable rules of any stock exchange or quotation system upon which shares of the Company are listed or quoted, as applicable;

(hh)	“Subsidiary” means a subsidiary, as defined in the Canada Business Corporations Act;

(ii)
“Termination” or “Terminated” means, for purposes of this Plan with respect to a Participant, that the Participant has for any reason ceased to provide continuous services as an employee to the Company, a Subsidiary or a Designate Affiliated Entity. An employee will not be deemed to have ceased to provide continuous services as an employee in the case of:

(i)	sick leave; or

(ii)
any other leave of absence approved by the Committee, provided that such leave is for a period of not more than 90 days unless reemployment upon the expiration of such leave is guaranteed by contract or statute, or unless provided otherwise pursuant to formal policy adopted from time to time by the Company, a Subsidiary or a Designated Affiliated Entity and issued and promulgated to employees in writing.
The Committee will have sole discretion to determine whether a Participant has ceased to provide continuous services as an employee and the effective date on which the Participant ceased to provide services (the “Termination Date”);

(jj)	“TSX” means the Toronto Stock Exchange.

(kk)	“Vested Share Units” means Share Units which have vested in accordance with the terms of this Plan and/or the terms of the applicable Grant Agreement; and

(ll)	“Vesting Date” means the date on which a Share Unit becomes a Vested Share Unit pursuant to the provisions of this Plan and the terms of the applicable Grant Agreement.

2.2	In the Plan, references to the masculine include the feminine; and references to the singular shall include the plural and vice versa, as the context shall require.

2.3
The Plan shall be governed and interpreted in accordance with the laws of the Province of British Columbia and any actions, proceedings or claims in any way pertaining to the Plan shall be commenced in the courts of the Province of British Columbia.

2.4
If any provision of the Plan or part hereof is determined to be void or unenforceable all or in part, such determination shall not affect the validity or enforcement of any other provision or part thereof.

2.5
Headings wherever used herein are for reference purposes only and do not limit or extend the meaning of the provisions herein contained. A reference to a section or schedule shall, except where expressly stated otherwise, mean a section or schedule of the Plan, as applicable.

2.6
The Company may establish schedules to the Plan for the benefit of Participants outside Canada, based on the Plan but modified to take account of local tax, exchange control or securities in countries other than Canada.

3.	AWARDS AND TERMS IN GENERAL

3.1
Subject to the terms of the Plan, the Board may, from time to time, grant one or more Awards of Share Units to Participants on such terms and conditions consistent with the Plan as the Board shall determine. In determining the Participants to whom Awards may be granted and the individual Award Value therefore, the Board may take into account such factors as it shall determine, in its sole and absolute discretion. In determining the number of Share Units covered by each Award, the Board shall ensure that, to the greatest extent possible, its methodology is applied on a consistent basis.

3.2
Each Share Unit will give the Participant the right to receive one Share or cash in lieu in accordance with Article 7 with respect to each such Share Unit which has become a Vested Share Unit pursuant to the provisions of this Plan and in accordance with the terms of the Grant Agreement relating to such Share Unit.

3.3
Unless otherwise determined by the Company and as specifically set out in the Grant Agreement, and subject to the terms of this Plan, including section 7, and the Grant Agreement, Share Units granted to a Participant hereunder shall become Vested Share Units as follows: one-third (1/3) of the Share Units shall become Vested Share Units on the first anniversary of the Grant Date for such Share Units; one-third (1/3) of the Share Units shall become Vested Share Units on the second anniversary of the Grant Date for such Share Units; and one-third (1/3) of the Share Units shall become Vested Share Units on the third anniversary of the Grant Date for such Share Units. The vesting provisions in any Grant Agreement will be determined by the Board in its sole discretion. The Board in its sole discretion may, by resolution, permit all unvested Share Units to vest immediately and be paid out in accordance with Article 7.

3.4	Subject to the terms of the Plan and Applicable Law, the Company may determine other terms or conditions of any Share Units, including

(a)	any additional conditions with respect to the vesting of Share Units, in whole or in part, to become Vested Share Units or the payment of cash or the provision of Shares under the Plan;

(b)	restrictions on the resale of Shares including escrow arrangements; and

(c)	any other terms and conditions the Company may in its discretion determine;
which shall be set out in the Grant Agreement. The conditions may relate to all or a portion of the Share Units in an Award and may be graduated such that different percentages (which may be greater or lesser than 100%) of the Share Units in an Award will become vested depending on the extent of satisfaction of one or more such conditions. The Company may, in its discretion, subsequent to the Grant Date, waive any such term or condition or determine that it has been satisfied.

3.5	No certificates shall be issued with respect to Share Units.

4.	GRANT AGREEMENT

4.1
Each Award will be evidenced by a Grant Agreement, in such form or forms as the Board shall approve from time to time, containing such terms and conditions consistent with the Plan as the Board may determine and such other terms and conditions not inconsistent herewith as the Company may, in its sole discretion, deem appropriate.

5.	AWARDS AND ACCOUNTS

5.1
An account (“Account”), shall be maintained by the Company for each Participant and will be credited with such Awards of Share Units as are received by a Participant from time to time pursuant to sections 3.1 and 5.2. Share Units that fail to vest with a Participant pursuant to sections 7.2 or 7.3, or Article 9, or that are paid out to the Participant or his Beneficiary, shall be cancelled and shall cease to be recorded in the Participant’s Account as of the date on which such Share Units are forfeited or cancelled under the Plan or are paid out, as the case may be.

5.2
The Company shall keep or cause to be kept such records and accounts as may be necessary or appropriate in connection with the administration of the Plan and the discharge of its duties, which records shall, absent manifest error, be considered conclusively determinative of all information contained therein.

5.3
A Participant shall not be entitled to receive any dividends or dividend equivalents in the event that the Company declares dividends that would have been paid to the Participant if the Share Units in his or her Share Unit Account on the relevant record date for dividends on the Shares had been Shares.

6.	~~MAXIMUM NUMBER OF SHARES TO BE ISSUED~~RESTRICTIONS ON ISSUANCE

6.1
Subject to adjustment in accordance with Sections 10 and 11, the ~~maximum~~aggregate number of ~~Shares which the Company may issue from treasury in connection with Vested~~ Share Units ~~granted under the Plan shall be 1,000,000 Shares. If any Share Unit granted under this Plan shall expire, terminate or be cancelled for any reason without the Shares issuable thereunder having been issued in full, any such Shares shall be available for the purposes of the granting of further Share Units under this Plan. At all times the Company will reserve and keep available a sufficient number of Shares as will be required to satisfy the requirements~~

~~of all outstanding Awards under the Plan~~outstanding pursuant to the Plan from time to time shall not exceed 3.5% of the number of issued and outstanding Shares from time to time.

6.2	Notwithstanding the foregoing:

(a)	the number of Shares issued to any one person pursuant to the Plan shall not exceed 5% of the total number of outstanding Shares on non-diluted basis;

(b)
the maximum number of Shares issuable to Insiders pursuant to the Plan, together with any Shares issuable pursuant to any other Security Based Compensation Arrangement, at any time, shall not exceed 10% of the total number of outstanding Shares on a non‑diluted basis;

(c)
the maximum number of Shares issued to Insiders pursuant to the Plan, together with any Shares issued pursuant to any other Security Based Compensation Arrangement, within any one year period, shall not exceed 10% of the total number of outstanding Shares on a non-diluted basis;

(d)
the number of Shares issued pursuant to the Plan, together with any Shares issued pursuant to any other Security Based Compensation Arrangement, to any one Insider and such Insiders’ associates, within a one-year period, shall not exceed 5% of the outstanding Shares on a non-diluted basis; and

(e)
the number of Shares issued to Outside Directors under the Plan, together with any Shares issued pursuant to any other Security Based Compensation Arrangement, shall not exceed 1% of the total number of outstanding Shares on a non-diluted basis and the Award Value of all Awards (together with the award value of all other rights granted under any other Security Based Compensation Arrangement) to Outside Directors shall not exceed $100,000 per year per Outside Director.

7.	SETTLEMENT OF SHARE UNITS

7.1
Upon receipt of a notice from the Participant of exercise of all or a portion of the Vested Share Units held by such Participants, or failing such notice immediately prior to the Expiry Date (such date being the Issue Date), the Company shall settle the Vested Share Units specified in such notice, by either:

(a)	issuing Shares to the Participant or the Participant’s Beneficiary, as the case may be, in accordance with Section 7.2; or

(b)	paying cash to the Participant or the Participant’s Beneficiary, as the case may be, in accordance with Section 7.3.
Where the Board does not specify any payment method for the Vested Share Units credited to a Participant’s Account, the form of payment shall be in Shares as provided in Section 7.2.

7.2
Where the Company issues Shares from treasury, the number of Shares that are issuable to the Participant on the Issue Date shall be issued from treasury by the Company as fully paid and non-assessable shares in consideration of past services valued by the Board at no less than the Fair Market Value of the number of Shares covered by the Award at the Grant Date.

For greater certainty and without limiting the generality of the foregoing, the number of Shares issued to a Participant will be equal to the number of Vested Share Units specified in the notice, less the number of Shares that results by dividing the Applicable Withholding Taxes by the Fair Market Value as at the Issue Date.
Fractional Shares shall not be issued and where a Participant would be entitled to receive a fractional Share in respect of any Vested Share Unit, the Company will pay to such Participant, in lieu of such fractional Share, cash equal to the Fair Market Value on the Issue Date, as applicable, of the fractional Vested Share Unit, net of Applicable Withholding Taxes.

7.3
Where the Board elects to settle the Vested Share Units in cash, the payment will be equal to the product that results by multiplying (a) the number of Vested Share Units specified in the notice, and (b) the Fair Market Value on the Issue Date, less an amount equal to the Applicable Withholding Taxes.

7.4
Unless otherwise agreed to by the Participant and the Board, the Company will settle the Vested Share Units by the payment in cash, Shares, or a combination thereof, as elected by the Committee and calculated in accordance with Sections 7.2 and 7.3, to the Participant within 30 days of the applicable Issue Date.

7.5
In the event of the death of a Participant, the Company, as applicable, shall make a payment in cash, issue Shares or use a combination of such payment methods, as elected by the Board and calculated in accordance with Sections 7.2 and 7.3, within 30 days of the Participant’s death.

7.6
Upon payment pursuant to this Article 7, the entitlement of a Participant to receive any and all amounts in respect of the Vested Share Units to which such payment relates shall be fully discharged and satisfied and all such Vested Share Units shall thereupon be cancelled and terminated.

7.7	No interest shall accrue to, or be credited to, the Participant or his Beneficiary on any amount payable under the Plan.

7.8
The Company shall not be obliged to issue any Shares if such issuance would violate any Applicable Law. The Company, in its sole discretion, may postpone the issuance or delivery of Shares under any Award as the Board may consider appropriate, and may require any Participant to make such representations and furnish such information as it may consider appropriate in connection with the issuance or delivery of Shares in compliance with Applicable Law. The Company shall not be required to qualify for resale pursuant to a prospectus or similar document any Shares awarded under the Plan.

7.9	In the event the Expiry Date would otherwise occur during a Black-Out Period, the Expiry Date shall be extended to the last day of the Black-Out Extension Period.

8.	TERMINATION OF EMPLOYMENT RELATIONSHIP

8.1
Unless otherwise determined by the Board in its sole discretion or unless otherwise expressly set forth in a Grant Agreement pertaining to a particular Award or any written employment agreement governing a Participant’s role with the Company, if a Participant is Terminated by reason of Disability or death prior to a Vesting Date or Vesting Dates, then vesting of all outstanding Award of Share Units not yet vested shall be accelerated such that all such Share Units shall become Vested Share Units.

8.2
Unless otherwise determined by the Board in its sole discretion or unless otherwise expressly set forth in a Grant Agreement pertaining to a particular Award or any written employment agreement governing a Participant’s role with the Company, if a Participant is Terminated for any reason other than Disability or death, then any outstanding Award of Share Units that have not become Vested Share Units prior to the Participant’s Termination shall immediately be cancelled and forfeited and all rights and interests in respect of such Share Units of the Participant (and the executors, administrators, beneficiaries or other permitted transferee of the Participant) shall thereupon terminate, in all cases, for no consideration.

9.	FORFEITED SHARE UNITS

9.1
No cash or other compensation shall at any time be paid in respect of any Share Units which have been forfeited or terminated under this Plan or on account of damages relating to any Share Units which have been forfeited or terminated under this Plan.

9.2
Notwithstanding any other provision of the Plan or a Grant Agreement, Share Units granted hereunder shall terminate, if not exercised or previously terminated and forfeited in accordance with the Plan, and be of no further force and effect after the Expiry Date.

10	CORPORATE TRANSACTION

10.1	In the event of a Corporate Transaction or proposed Corporate Transaction, the Company, at its option, may, subject to Stock Exchange Rules, do either of the following:

(a)
the Company may redeem and cancel Share Units upon giving to any Participant to whom such Share Units have been granted at least 10 days’ written notice of its intention to do so, and the Company shall make a payment in respect of such Share Units in accordance with Article 7, without regard to the vesting provisions attached to the Share Units contained in the Plan and without regard to the tax consequences of such action to any Participant; or

(b)
the Company, or any corporation or entity which is or would be the successor to the Company or which may issue securities in exchange for Shares upon the Corporate Transaction becoming effective, may, upon notice to the Participant, substitute for Shares under this Plan securities into which the Shares are changed or are convertible or exchangeable, or securities of such other corporation or entity on a basis proportionate to the number of Share Units in the Participant’s account or some other appropriate basis, or some other property.

10.2
The Company may specify in any notice under section 10.1, that, if for any reason, the Corporate Transaction is not completed, the Company may revoke such notice. The Company may exercise such right by further notice in writing to the Participant and the Share Unit shall thereafter continue to be allocated to the Participant in accordance with its terms.

10.3
Subsections (a) and (b) of section 10.1 are intended to be permissive and may be utilized independently or successively or in combination or otherwise, and nothing therein contained shall be construed as limiting or affecting the ability of the Company to deal with Share Units in the event of a Corporate Transaction in any other manner.

10.4
In the event of the proposed dissolution or liquidation of the Company, to the extent that a Share Unit has not previously become a Vested Share Unit, it will terminate immediately prior to the consummation of such proposed action and, except as provided below in this section 10.4, no payment shall be made with respect thereto. The Company may, in the exercise of its sole discretion in such instances, declare that any Share Unit shall become a Vested Share Unit and be subject to a payment as of a date fixed by the Committee.

11.	CHANGES IN SHARE CAPITAL

11.1
If the number of outstanding Shares of the Company shall be increased or decreased as a result of a stock split, consolidation, reclassification or recapitalization and not as a result of the issuance of Shares for additional consideration or by way of a stock dividend in the ordinary course, the Company may make appropriate adjustments to the number of Share Units outstanding under the Plan provided that the Fair Market Value of outstanding Awards of Share Units after such an adjustment shall not exceed the Fair Market Value immediately prior thereto. Any determinations by the Company as to the adjustments shall be made in its sole discretion and all such adjustments shall be conclusive and binding for all purposes under the Plan.

12.	AMENDMENT OR TERMINATION OF PLAN

12.1
The Board shall have the power to, without shareholder approval, at any time and from time to time, either prospectively or retrospectively, amend, suspend, or terminate the Plan, any provisions thereof or any Share

Unit granted under the Plan, as the Board, in its sole discretion, deems appropriate including, without limiting the generality of the foregoing:

(a)	for the purposes of making formal minor or technical modifications to any of the provisions of the Plan,

(b)	to correct any ambiguity, defective provision, error or omission in the provisions of the Plan,

(c)	to change the vesting provisions of Share Units including, without limitation, any acceleration of vesting provisions; or

(d)	to change the termination provisions of Share Units or the Plan which does not entail an extension beyond the original Expiry Date of the Share Units;
provided, however that:

(e)	such amendment, suspension or termination is in accordance with applicable laws and the rules of any stock exchange on which the Shares are listed;

(f)
no such amendment, suspension or termination shall be made at any time to the extent such action would materially adversely affect the existing rights of a Participant with respect to any then outstanding Share Unit, as determined by the Board of Directors acting in good faith, without his or her consent in writing;

(g)	the Board shall obtain shareholder approval of the following amendments:

(i)	to increase the maximum number of Shares issuable on the exercise of Awards under Section 6.1 (other than pursuant to Section 10 or Section 11);

(ii)	to increase the number of Shares issuable to Insiders above the restrictions in Section 6.2;

(iii)	to extend the Expiry Date of any outstanding Awards;

(iv)	to extend the maximum permitted Expiry Date under the Plan beyond five (5) years;

(v)	to cancel and re-issue any Awards;

(vi)	to permit Share Units granted under the Plan to be transferable or assignable other than for normal estate settlement purposes;

(vii)
to change the definition of Participants to permit the introduction or re-introduction of non-employee directors on a discretionary basis or amendments that increase limits previously imposed on Outside Director participation; and

(viii)	to amend this Section 12.1(g).

12.2
If the Plan is terminated, the provisions of the Plan and any administrative guidelines and other rules and regulations adopted by the Board of Directors and in force on the date of termination will continue in effect as long as any rights pursuant thereto remain outstanding and, notwithstanding the termination of the Plan, the Board of Directors shall remain able to make such amendments to the Plan or the Share Units as they would have been entitled to make if the Plan were still in effect.

13.	ADMINISTRATION

13.1
The Board shall have the authority to administer the Plan and to exercise all the powers and authorities either specifically granted to it under the Plan or necessary or advisable in the administration of the Plan subject to and not inconsistent with the express provisions of this Plan including, without limitation, the authority to:

(a)
determine the Participants and approve the terms and conditions of Awards granted to Participants including, without limitation, the Award Value, the Grant Date and any charges to the vesting schedule in section 3.3;

(b)	interpret the Plan and Grant Agreements;

(c)	prescribe, modify and rescind procedures, rules and policies relating to the Plan;

(d)
correct any defect or supply any omission or reconcile any inconsistency in the Plan in the manner and to the extent it considers necessary or advisable for the implementation and administration of the Plan;

(e)	exercise all rights reserved to the Company under the Plan;

(f)	determine the terms and conditions of Grant Agreements to be used in connection with the Awards of Share Units; and

(g)	make all other determinations and take all other actions as it considers necessary or advisable for the implementation and administration of the Plan.
The Board’s determinations and actions under this Plan are final, conclusive and binding on the Company and the Participants.
To the extent permitted by Applicable Law, the Board may from time to time delegate to the Committee all or any of the powers of the Board. Any decision made or action taken by the Board or by the Committee arising out of or in connection with the administration or interpretation of this Plan in this context is final, binding and conclusive on the Company and the Participants.

13.2
The Company shall keep or cause to be kept such records and accounts as may be necessary or appropriate in connection with the administration of the Plan and the discharge of its duties. Subject to Applicable Law, at such times as the Company shall determine, the Company or its stock plan service provider shall furnish the Participant with a statement setting forth the details of his or her Share Units including the Grant Date and the Vested and unvested Share Units held by each Participant. Such statement shall be deemed to have been accepted by the Participant as correct unless written notice to the contrary is given to the Company within 30 days after such statement is given to the Participant. Any payment, notice, statement, certificate or other instrument required or permitted to be given under the Plan shall be given by: (i) delivering it personally to the recipient; or (ii) mailing it postage paid (provided that the postal service is then in operation); or (iii) delivering it to the address which is maintained for the Participant in the Company’s personnel records or the Company (attention, Vice President Finance), as applicable. Such payment, notice, statement, certificate or other instrument shall be deemed to have been given or delivered on the date on which it was delivered, if mailed (provided that the postal service is then in operation), shall be deemed to have been given or delivered on the second business day following the date on which it was mailed and if by facsimile or similar means of electronic transmission, on the next business day following transmission.

14.	BENEFICIARIES AND CLAIMS FOR BENEFITS

14.1
Subject to the requirements of Applicable Law, a Participant may designate in writing a Beneficiary to receive any benefits that are payable under the Plan upon the death of such Participant. The Participant may, subject to Applicable Law, change such designation from time to time. Such designation or change shall be in such form and executed and filed in such manner as the Company may from time to time determine.

15.	GENERAL

15.1
The transfer of an employee form the Company to a Subsidiary or a Designated Affiliated Entity, from a Subsidiary or a Designated Affiliated Entity to the Company, or from one Subsidiary or Designated Affiliated Entity to another Subsidiary or Designated Affiliated Entity, shall not be considered a termination of employment for the purposes of the Plan, nor shall it be considered a termination of employment if a Participant is placed on such other leave of absence which is considered by the Company as continuing intact the employment relationship; in such a case, the employment relationship shall be continued until the later of the date when the leave equals ninety days or the date when a Participant’s right to reemployment shall no longer be guaranteed either by law or by contract, except that in the event active employment is not renewed at the end of the leave of absence, the employment relationship shall be deemed to have ceased at the beginning of the leave of absence.

15.2
The determination by the Company of any question which may arise as to the interpretation or implementation of the Plan or any of the Share Units granted hereunder shall be final and binding on all Participants and other persons claiming or deriving rights through any of them.

15.3
The Plan shall enure to the benefit of and be binding upon the Company, its successors and assigns. The interest of any Participant under the Plan or in any Share Unit shall not be transferable or alienable by him or her either by pledge, assignment or in any other manner, except to a spouse, children or grandchildren or a personal holding company or family trust controlled by a Participant, the shareholders or beneficiaries of which, as the case may be, are any combination of the Participant, the Participant’s spouse, the Participant’s children or the Participant’s grandchildren, and after his or her lifetime shall enure to the benefit of and be binding upon the Participant’s Beneficiary.

15.4
The Award of Share Units and the Company’s obligation to settle Vested Share Units hereunder is subject to compliance with Applicable Law. As a condition of participating in the Plan, each Participant agrees to comply with all such Applicable Law and agrees to furnish to the Company all information and undertakings as may be required to permit compliance with such Applicable Law.

15.5
The Company, a Subsidiary or a Designated Affiliated Entity may withhold from any amount payable to a Participant, either under this Plan, or otherwise, such amount as may be necessary so as to ensure that the Company, the Subsidiary or the Designated Affiliated Entity will be able to comply with the applicable provisions of any federal, provincial, state or local law relating to the withholding of tax or other required deductions, including on the amount, if any, includable in the income of a Participant. The Company, a Subsidiary and a Designated Affiliated Entity shall also have the right in its discretion to satisfy any such liability for withholding or other required deduction amounts by selling or requiring the Participant to sell Shares which would otherwise be provided to the Participant hereunder. The Company may require a Participant, as a condition to the settlement of a Vested Share Unit, to pay or reimburse the Company, a Subsidiary or a Designated Affiliated Entity for any such withholding or other required deduction of amounts related to the settlement of Vested Share Units.

15.6	A Participant shall not have the right or be entitled to exercise any voting rights, receive any dividends or have or be entitled to any other rights as a shareholder in respect of any Share Units.

15.7
Neither designation of an employee as a Participant nor the Award of any Share Units to any Participant entitles any Participant to any further Award, of any Share Units under the Plan. Neither the Plan nor any action taken thereunder shall interfere with the right of any person that employs a Participant to terminate the Participant’s employment at any time. Neither any period of notice, if any, nor any payment in lieu thereof, upon termination of employment, wrongful or otherwise, shall be considered as extending the period of employment for the purposes of the Plan.

APPROVED BY THE BOARD

Jason W. Cohenour
President and Chief Executive Officer

SIERRA WIRELESS, INC.
2011 TREASURY BASED RESTRICTED SHARE UNIT PLAN
ADDENDUM FOR U.S. PARTICIPANTS
This Addendum modifies the Sierra Wireless, Inc. 2011 Treasury Based Restricted Share Unit Plan (the “Plan”) with respect to Awards issued to individuals who are residents of the United States or otherwise subject to the U.S. Internal Revenue Code of 1986, as amended (the “Code”), for purposes of the tax treatment of Awards (referred to as “U.S. Participants”). Capitalized terms in this Addendum that are not otherwise defined will have the meaning provided in the Plan.
1.Modification to Awards and Terms in General. Contrary to the last sentence of Section 3.3 of the Plan, the Board may not, in it sole discretion, and by resolution, accelerate the vesting of Share Units held by U.S. Participants. For U.S. Participants Share Units will vest in accordance with the schedule provided in Section 3.3 of the Plan, or in accordance with an alternative schedule provided in the Grant Agreement, with the potential of accelerated vesting upon a Participant’s death or Disability, in accordance with Section 8.1, or upon a Corporate Transaction, unless specifically provided otherwise in the Grant Agreement.

2.Modification to Settlement of Share Units. Section 7.1 of the Plan is modified such that a U.S. Participant may not choose when to exercise any part of his Vested Share Units, but rather the settlement of Awards will occur automatically in conjunction with the Vesting Date, or the Participant’s death or Disability, in accordance with Section 7.4 and 7.5. Section 7.4 of the Plan is also modified to eliminate any right of a U.S. Participant and/or the Board (with respect to a U.S. Participant) to accelerate or defer the timing of the settlement of Vested Share Units to a date other than a date within 30 days following the Issue Date. For these purposes the Issue Date will be the same as the Vesting Date.

3.Modification to Corporate Transaction Provisions. Notwithstanding the language of Section 10.1 of the Plan, any Award of Share Units that has not previously vested will accelerate and become vested in connection with a Corporate Transaction that occurs before the Participant has experienced a Termination, unless specifically provided otherwise in the Grant Agreement. Similarly, in the event of a proposed dissolution or liquidation of the Company, as described in Section 10.4, a Share Unit that has not previously become a Vested Share Unit will terminate immediately, and will not be accelerated as to vesting, unless otherwise provided in the Grant Agreement.

4.Modification to Amendment or Termination of Plan. Section 12.1(c) is modified to eliminate the Board’s discretionary authority, with respect to U.S. Participants, to unilaterally accelerate the vesting events associated with Awards. In addition, the Plan, as it applies to U.S. Participants, is intended to qualify as a “short-term deferral,” as defined in the Treasury Regulations issued under Code Section 409A. The Company will interpret the Plan to reach that result, and retains the right to modify the Plan or any Grant Agreement, as necessary, to retain the characterization as a short-term deferral arrangement under Code Section 409A.

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